As filed with the Securities and Exchange Commission on October 2, 2007

Registration No. 333-109197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACIFICHEALTH LABORATORIES, INC.

(Name of Small Business Issuer in Its Charter)

Delaware	2833	22-3367588
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

100 Matawan Road

Suite 420

Matawan, New Jersey 07747-3913

Telephone No.: (732) 739-2900

(Address and Telephone Number of Principal Executive Offices)

Robert Portman

President, Chief Executive Officer and Member of the Board

PacificHealth Laboratories, Inc.

100 Matawan Road

Suite 420

Matawan, New Jersey 07747-3913

Telephone No.: (732) 739-2900

(Name, Address and Telephone Number of Agent for Service)

Copy to:

Gary A. Miller, Esquire

Eckert Seamans Cherin & Mellott, LLC

Two Liberty Place

50 South 16th Street, 22nd Floor

Philadelphia, PA 19102

(215) 851-8400

Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                CALCULATION OF REGISTRATION FEE

Registration fee previously paid.

The registrant hereby amends this Registration Statement on such dates or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the Securities and Exchange Commission declares this Registration Statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 2, 2007

PROSPECTUS

PacificHealth Laboratories, Inc.

3,081,619 Shares

Common Stock

This prospectus relates to the resale, from time to time, of up to 3,081,619 shares of our common stock, by the Selling Stockholders named in this prospectus in the section “Selling Stockholders,” including their pledgees, assignees and successors-in-interest, whom we collectively refer to in this document as the “Selling Stockholders.” In 2003, we completed a private placement transaction pursuant to which we issued to certain of the Selling Stockholders an aggregate of (i) 3,208,556 shares of common stock and (ii) warrants to purchase up to an aggregate of 1,604,278 shares of common stock. In addition, we have issued warrants to purchase an aggregate of 154,853 shares of common stock as compensation to certain of the Selling Stockholders. We registered the shares issued in this private placement, totaling 4,967,687, under our Form SB-2 filed with the Securities and Exchange Commission on September 29, 2003. The common stock being offered in this prospectus may include shares issued pursuant to the exercise of the warrants. The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions. We will not receive any of the proceeds from the sale of any of the shares covered by this prospectus. References in this prospectus to “PacificHealth,” “we,” “our,” and “us” refer to PacificHealth Laboratories, Inc.

The shares of common stock offered will be sold as described under the heading “Plan of Distribution,” beginning on page 15.

Our securities are not listed on any national securities exchange. Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “PHLI.” On October 1, 2007, the last reported sale price of our common stock on the OTC Bulletin Board was $1.70 per share.

The common stock offered involves a high degree of risk. We refer you to “Risk Factors,” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 2, 2007

TABLE OF CONTENTS

Page
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	1

SUMMARY	2

RISK FACTORS	6

RECENT DEVELOPMENTS	11

USE OF PROCEEDS	12

SELLING STOCKHOLDERS	13

PLAN OF DISTRIBUTION	15

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	17

BUSINESS	18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS	25

MANAGEMENT	30

EXECUTIVE COMPENSATION	32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	36

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	38

DESCRIPTION OF SECURITIES	41

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

AND FINANCIAL DISCLOSURE	45

LEGAL MATTERS	45

EXPERTS	45

WHERE YOU CAN FIND MORE INFORMATION	45

INDEX TO FINANCIAL STATEMENTS	F-1

PART II	II-1

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our financial condition, results of operations and business, including, without limitation, statements pertaining to:

•	the development and testing of new products and the expansion of the market for our current products;

•	the receipt of royalty payments from our agreements with business partners;

•	implementing aspects of our business plans;

•	financing goals and plans;

•	our existing cash and whether and how long these funds will be sufficient to fund our operations; and

•	our raising of additional capital through future equity financings.

These and other forward-looking statements are primarily in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business.” Generally, you can identify these statements because they use phrases like “anticipates,” “believes,” “expects,” “future,” ”intends,” “plans,” and similar terms. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed in the section entitled “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and common stock price.

We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, might not occur

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information contained in this prospectus, including the financial statements.

About This Offering

We are registering shares of our common stock for resale from time to time by the Selling Stockholders. In August and September 2003, we issued in a private placement an aggregate of 3,208,556 shares of common stock, together with warrants exercisable for an aggregate of 1,604,278 shares of common stock to certain of the Selling Stockholders. In addition, we have issued warrants to purchase an aggregate of 154,853 shares of common stock as compensation to certain of the Selling Stockholders. The shares and warrants were issued in units of two shares and one warrant. Each warrant is exercisable for one share of common stock. Investors paid $0.935 for each unit, which price represented a 15% discount from the market price of two shares, calculated over a ten day period as of the initial closing. We received net cash proceeds after broker and finder's fees of approximately $1,345,000 from the private placement. These proceeds were used for working capital and general corporate purposes. The shares offered for resale hereunder include shares that are presently outstanding and shares that are issuable upon the exercise of warrants. The Selling Stockholders purchased the shares and warrants in a private placement or received them as compensation.

The Selling Stockholders and the specific number of shares that they each may resell through this prospectus are listed beginning on page 13. The shares offered for resale by this prospectus include the following:

•	2,289,289 shares that are presently outstanding and owned by the Selling Stockholders; and

•	792,330 shares that may be acquired by the Selling Stockholders upon the exercise of the warrants.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

The number of shares outstanding before and after this offering are set forth below:

•	Common stock outstanding before the offering	13,486,426 shares

•	Common stock to be outstanding after the offering	14,278,756 shares

The number set forth above for the shares of our common stock outstanding before this offering is the number of shares outstanding on October 2, 2007. The number of shares of common stock outstanding after this offering is based on the number of shares outstanding before the offering plus 792,330 shares that are issuable to the Selling Stockholders upon the exercise of the warrants purchased in the private placement.

About Our Company

We are a nutrition technology company that was incorporated in the state of Delaware in April 1995. Our mission is to discover, develop, and commercialize nutritional products to improve health, manage chronic disease, and enhance existing therapies that are patentable and are substantiated by well-controlled clinical trials conducted at leading university research centers. Our principal areas of focus include sports performance, weight loss, and management of Type II diabetes. Our products can be marketed without prior approval from the Food and Drug Administration, which we sometimes refer to as the FDA, under current regulatory guidelines. We employ multiple strategies for the commercialization of our technologies: 1) launch a brand via highly targeted consumer channels, 2) license the technology to a major food or drug company, or 3) a combination of both the methods described in 1) and 2).

We are focused on developing patented protein-based nutrition products using two core technology platforms. One platform involves the activation of biochemical pathways by specific nutritional compositions to enhance muscle growth, energy, and transport pathways. Using this nutritional technology platform, our research efforts have been directed to product development for 1) improving exercise performance, 2) post-surgical muscle recovery, and 3) oral rehydration. The second technology platform involves stimulation of specific satiety peptides that are released in the stomach. Using this nutritional technology platform, our research efforts have been directed in development of 1) appetite suppression and weight loss, and

2) management of Type II diabetes.

Activation of Muscle Growth, Energy, and Transport Pathways

Exercise Performance

Our research into factors influencing exercise performance and muscle growth and recovery has led to the development and commercialization of a new generation of sports and recovery drinks. The key to our technology is the specific ratio in which protein is combined with carbohydrate. We have two patents on this technology and over 18 studies have been published demonstrating that products based on this technology can extend endurance, reduce muscle damage, improve rehydration, and accelerate muscle recovery. Our research in exercise performance has led to the introduction and commercialization of a number of products for the aerobic and strength training athlete. These include:

•	ENDUROX EXCEL® - Introduced in March 1997
•	ENDUROX R(4)® Recovery Drink – Introduced in February 1999
•	ACCELERADE® Sports Drink – Introduced in June 2001
•	ACCEL GEL® – Introduced in February 2004

On February 22, 2006, pursuant to an Asset Purchase Agreement of the same date, we sold to Mott’s LLP, a division of Cadbury Schweppes Americas Beverages (“CSAB”), the patents, trademarks, web sites, and other intellectual property related to the our ACCELERADE® and ENDUROX ® sports nutrition product lines for $4,000,000 in cash and potential future royalty payments. Simultaneously, we entered into a License Agreement with CSAB giving us the exclusive, royalty free right to continue to sell our sports nutrition products in powder, gel and pill form. Consequently, we will continue to sell our current sports nutrition products in the same manner as prior to the sale of the intellectual property assets.

In June 2007, CSAB launched ACCELERADE® in ready to drink form (RTD). We will receive royalty payments for a finite period, subject to an annual limitation on the amount of the royalty. However, it is too early for us to determine if we will receive significant revenue from CSAB.

Post-Surgical Muscle Recovery

Scientific insights emanating from our discoveries in sports nutrition have led to a potentially new and exciting medical application. Individuals undergoing orthopedic surgery, particularly involving the shoulder, hip or knee, experience muscle atrophy that occurs as a normal consequence of muscle immobilization in the post-surgery period. The degree of muscle atrophy a patient experiences significantly impacts health care costs and quality of life. We are currently evaluating a novel nutritional formulation that has the potential of slowing muscle atrophy following a period of forced immobilization. Such a product could have enormous benefit for the 1.6 million patients who undergo arthroscopy and muscle and knee replacement operations each year, and the 5 million patients who suffer a sports related injury. A clinical study to examine the effectiveness of this formulation is underway. We have filed one patent on this technology and plan to file additional patents in the future.

Oral Rehydration

Another scientific byproduct of our research on the effects of protein has been the identification of nutritional formulas that can enhance sodium transport. Such products would have widespread medical application in treating dehydration commonly associated with vomiting and diarrhea. We will continue our studies and may file patents for this indication in 2007.

Activation of Satiety Peptides

Weight Loss

Satiety peptides have been shown to reduce food intake and suppress appetite in humans. Our research has specifically focused on developing nutritional formulations that can stimulate cholecystokin (CCK), one the body’s primary satiety peptides. CCK is normally released after a meal, particularly one high in fat and protein. CCK is often called the “feel full” protein because when it is released it gives a feeling of fullness and signals the brain to terminate the meal. The objective of our research is to develop a nutritional composition that stimulates and extends the duration of action of CCK in a calorically efficient way, i.e. to cause a release of CCK with 45-50 calories of specific nutrients rather than 1,000 calories.

The first product we commercialized using this technology was SATIETROL® that was released in April 2000. This was followed by the introduction of a meal replacement product called SATIETROL COMPLETE® in January 2001. Clinical studies showed that both of these products could reduce hunger and reduce caloric intake. In June 2001, we signed an exclusive worldwide agreement with GlaxoSmithKline, which we sometimes refer to as GSK, for our weight loss technology. Under this agreement, we received an initial payment of $1,000,000 and received a subsequent milestone payment of $250,000. GSK subsequently terminated the agreement in September 2002 with all rights reverting back to us.

We have continued research in this area in order to develop a more effective composition that could be incorporated into different forms (ready-to-drink beverage and chewable tablet) and also has the potential to be added to food and increase the satiation property of the food to which it was added. Starting in the third quarter of 2003, we funded a number of clinical studies on an improved formulation. The new formulation was shown to be significantly better than the previous product in reducing caloric intake, slowing gastric emptying, and extending a feeling of satiation following a meal. We have seven patents on our appetite suppressant technology with additional patents pending. We launched a ready-to-drink beverage using this improved technology under the trade name SATIATRIM® in January 2007.

Type II Diabetes

Our appetite suppression technology may also have potential for the treatment of Type II diabetes, the fastest growing chronic condition in the U.S., affecting an estimated 46 million people. We have instituted clinical trials to measure the effectiveness of our formulation in controlling blood glucose.

Our principal executive offices are located at 100 Matawan Road, Suite 420, Matawan, New Jersey 07747, and our telephone number is (732) 739-2900. Our web site is located at www.pacifichealthlabs.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into and do not constitute part of this prospectus.

Summary Financial Information

The summary statement of operations shown below for the years ended December 31, 2006 and December 31, 2005 and the selected balance sheet data as of December 31, 2006 and December 31, 2005 are derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data as of June 30, 2007 and June 30, 2006 and the balance sheet data as of June 30, 2007 has been derived from our unaudited financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The results for the six months ended June 30, 2007 and June 30, 2006 are not necessarily indicative of the results to be expected for the full year or for any future period. When you read this summary financial information, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

Summary Statement of Operations

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended June 30, 2007 (unaudited)	Six Months Ended June 30, 2006 (unaudited)
Revenue	$ 6,209,846	$ 5,444,558	$ 3,888,783	$ 3,322,602
Costs of goods sold	3,472,955	3,502,919	2,437,246	1,711,086
Gross profit	2,736,891	1,941,639	1,451,537	1,611,516
Operating expenses: Selling, general and administrative	2,917,450	3,721,567	1,679,829	1,530,763
Research and development	196,020	195,242	127,163	87,484
Depreciation	50,905	64,638	40,331	28,952
Total operating expenses	3,164,375	3,981,447	1,847,323	1,647,199
Other income (expense)	3,974,486	(97,678)	44,094	3,911,802
Provision (benefit) for income taxes	1,278,000	(1,503,410)	--	1,278,000
Preferred dividends	(10,425)	(18,334)	--	(10,425)
Net income (loss) applicable to common stockholders	$ 2,258,577	$ (652,410)	$ (351,692)	$ 2,587,694
Net income (loss) per common share - basic	$ 0.19	$ (0.06)	$ (0.03)	$ 0.23
Net income (loss) per common share - diluted	$ 0.17	$ (0.06)	$ (0.03)	$ 0.20
Weighted common average shares outstanding – basic	11,906,777	10,242,141	13,152,745	11,070,122
Weighted common average shares outstanding – diluted	13,397,154	10,242,141	13,152,745	13,167,853

Selected Balance Sheet Data

	December 31, 2006	December 31, 2005	June 30, 2007 (unaudited)
Cash and cash equivalents	$ 2,564,038	$ 138,487	$ 1,500,446
Accounts receivable, net	502,234	187,835	1,170,724
Other current assets	2,057,334	2,706,781	2,954,374
Long-term assets	85,058	85,750	161,300
Current liabilities	1,249,281	2,045,970	1,397,507
Stockholders’ equity	3,959,383	572,883	4,389,337

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information contained in this prospectus, including the section entitled “Cautionary Statement Concerning Forward-Looking Statements” before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment. These risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the market price of our common stock.

Risks Relating to Our Company

Our profit in 2006 is attributable to the sale of our sports drink assets to CSAB.

We have not able to sustain our operations from revenues provided by operations and have relied instead on the proceeds of our 1997 initial public offering, subsequent private placements of securities, and sales of certain assets. Our profit in 2006 is attributable to the sale of our sports drink assets to CSAB. Although we will receive royalty payments in connection with this sale for a finite period, it is too early for us to determine if we will receive significant revenue from CSAB. At December 31, 2006, we had accumulated losses of $13,940,504. We cannot assure investors that we will be profitable in the future.

We may be required to record a loss on certain SATIATRIM® finished goods inventory.

Approximately $450,000 of SATIATRIM® finished goods inventory have lot expiration dates that commence in December 2007 with a final expiration date of January 11, 2008. There can be no assurances that we will be able to sell through all or any of the inventory on hand as of the date of this prospectus. If such inventory is not sold as of the early part of the fourth quarter of 2007, we will be required to write down such inventory at a loss equal to the value of the recorded inventory at that time.

We may need additional capital, which may not be available to us.

We may require funds in excess of our existing cash resources to fund operating deficits, develop new products, establish and expand our manufacturing capabilities, and finance general and administrative and research activities. In particular, we may need additional capital to:

•	increase distribution of our sports performance products;

•	support the launch and development of our new version of our weight loss products;

•	initiate and conduct clinical trials of weight loss products for Type 2 diabetics; and

•	fund general working capital requirements if we continue to experience deficits.

Due to market conditions at the time we may need additional funding, or due to our own financial condition at that time, it is possible that we will be unable to obtain additional funding as and when we need it. If we are able to obtain capital it may be on unfavorable terms or terms which excessively dilute existing shareholders or otherwise negatively affect the interests of existing shareholders. If we are unable to obtain additional funding as and when needed, we could be forced to delay our development, marketing and expansion efforts and, if we continue to experience losses, potentially cease operations.

We are dependent on a few significant customers and may be adversely affected if those customers discontinue their relationships with us.

Our largest customer, General Nutrition Centers (“GNC”), accounted for approximately 19% of net sales in 2006 and 30% of net sales in 2005. Another customer, Performance, Inc., accounted for approximately 20% of net sales in 2006 and 20% of net sales in 2005. The loss of GNC or Performance, Inc. as customers, the loss of a significant number of other major customers, or a significant reduction in purchase volume by or financial difficulty of such customers could significantly reduce our revenues. We have no agreement with or commitment from any customer to make future purchases. Because we have no agreements with GNC or Performance, Inc., we cannot be certain that GNC or Performance, Inc. will continue as a major customer. In addition, a significant change in the financial or competitive position of our major customers could affect us. Deferred revenues for consigned inventory at GNC were $244,197 as of December 31, 2006.

We face substantial competition.

In the exercise performance market, following the asset sale of our sports drink intellectual property, we will only be manufacturing and distributing powder versions of ACCELERADE® and ENDUROX R(4)® as well as ACCEL GEL®. Our primary marketing focus will be the serious endurance athlete (cyclist, runner, triathlete and swimmer) as well as team sports. There are a number of companies that currently market products competitive to ENDUROX R(4)® and ACCELERADE®. The major companies include Cytosport, PowerBar, EAS, and Clif Bar. Increased competitive activity from such companies could make it more difficult for us to establish market share since such companies have greater financial and other resources available to them and possess far more extensive manufacturing, distribution and marketing capabilities than we do.

The weight loss market, in which SATIATRIM® competes, is highly competitive. Weight loss products tend to fall into four categories including: herbal supplements, meal replacement products (e.g., Slim Fast), food plans (e.g., Weight Watchers) and prescription products (e.g., Xenical). Today, weight loss products are manufactured by dietary supplement manufacturers, pharmaceutical manufacturers, diet food companies, and over-the-counter drug companies. Intense competitive activity in this market could make it difficult for us to establish market share, as most of the companies that have products in this category have greater financial, marketing, sales, manufacturing and distribution resources than we have.

We believe that long-term success in the marketplace for any of our products will be dependent on the proprietary nature of our formulas as well as such factors as distribution and marketing capabilities.

We have no manufacturing capabilities and we are dependent upon other companies to manufacture our products.

We have no manufacturing facilities and have no present intention to manufacture any of our products ourselves. We are dependent upon relationships with independent manufacturers to fulfill our product needs. We use at least five manufacturers for various parts of the manufacturing processes for our products. We believe these are small privately held firms. We generally have no contracts, oral or written, with these manufacturers other than individual purchase orders for current quantities which do not contain any terms other than those related to the current quantities. On January 28, 2005, we entered into an Exclusive Custom Manufacturing Agreement with an affiliate of a former stockholder, Hormel Health Labs. This agreement, however, has expired.

Because the manufacturing processes, which our contract manufacturers perform, are fairly standard in the industry, we believe that there are a large number of manufacturers who could provide us with these services if our current contract manufacturers are unavailable for any reason or seek to impose unfavorable terms. Our ability to market and sell our products requires that such products be manufactured in commercial quantities and in compliance with applicable federal and state regulatory requirements. In addition, we must be able to manufacture our products at a cost that permits us to charge a price acceptable to the customer while also accommodating distribution costs and third-party sales compensation. Competitors who do own their own manufacturing may have an advantage over us with respect to pricing, availability of product and in other areas through their control of the manufacturing process.

Government regulation of the processing, formulation, packaging, labeling and advertising of our products can impact our ability to market products.

We market products that fall under two types of Food and Drug Administration regulations: dietary supplements and nutritional supplements. A dietary supplement is:

•

a product (other than tobacco) that is intended to supplement the diet that bears or contains one or more of the following dietary ingredients: a vitamin, a mineral, an herb or other botanical, an amino acid, a dietary substance for use by man to supplement the diet by increasing the total daily intake, or a concentrate, metabolite, constituent, extract, or combinations of these ingredients; and

•	intended for ingestion in pill, capsule, tablet, or liquid form; and

•	not represented for use as a conventional food or as the sole item of a meal or diet; and

•	labeled as a “dietary supplement.”

Nutritional supplements are food products and contain Generally Regarded As Safe (GRAS) ingredients. Nutritional supplements and dietary supplements must follow labeling guidelines outlined by the FDA. Neither nutritional supplements nor dietary supplements require FDA or other government approval or notification to market in the United States.

Under the Dietary Supplement Health and Education Act of 1994, companies that manufacture and distribute dietary supplements are limited in the statements that they are permitted to make about nutritional support on the product label without FDA approval. In addition, a manufacturer of a dietary supplement must have substantiation for any such statement made and must not claim to diagnose, mitigate, treat, cure or prevent a specific disease or class of disease. The product label must also contain a prominent disclaimer. These restrictions may restrict our flexibility in marketing our product.

We believe that all of our existing and proposed products are nutritional supplements or dietary supplements that do not require governmental approvals to market in the United States. Our current products are classified as follows:

Dietary Supplements

•	ENDUROX EXCEL® Natural Training Supplement

Nutritional Supplements

•	ENDUROX R(4)® Performance/Recovery Drink

•	ACCELERADE® Sports Drink

•	SATIATRIM® Natural Appetite Control

•	ACCEL GEL®

The processing, formulizing, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture and the Environmental Protection Agency. Our activities also are subject to regulation by various agencies of the states and localities in which our products are sold. Among other things, such regulation puts a burden on our ability to bring products to market. Any changes in the current regulatory environment could impose requirements that would make bringing new products to market more expensive or restrict the ways we can market our products.

No governmental agency or other third party makes a determination as to whether our products qualify as nutritional supplements, dietary supplements or neither. We make this determination based on the ingredients contained in the products and the claims we make for the products.

We are dependent upon our Chief Executive Officer and President and the loss of his services could have a material adverse impact on us.

We have relied extensively on the services of Dr. Robert Portman, who currently serves as our Chief Executive Officer, President, Chief Scientific Officer and Chairman of our Board of Directors. Dr. Portman plays a key role in our management and the loss of his services would materially and adversely affect us and our prospects.

We may be subject to product liability claims and may not have adequate insurance to cover such claims.

Like other retailers, distributors and manufacturers of products that are designed to be ingested, we face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury. With respect to product liability claims, we have coverage of $5,000,000 per occurrence and in the aggregate. Because our policies are purchased on a year-to-year basis, industry conditions or our own claims experience could make it difficult for us to secure the necessary insurance at a reasonable cost. In addition, we may not be able to secure insurance that will be adequate to cover liabilities. We generally do not obtain contractual indemnification from parties supplying raw materials or marketing our products. In any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the other party. In the event that we do not have adequate insurance or contractual indemnification, liabilities relating to defective products could require us to pay the injured parties’ damages which are significant compared to our net worth or revenues.

We may be adversely affected by unfavorable publicity relating to our product or similar products manufactured by our competitors.

We believe that the dietary and nutritional supplement market is affected by national media attention regarding the consumption of these products. Future scientific research or publicity may be unfavorable to the dietary and nutritional supplement market generally or to any particular product and may be inconsistent with earlier favorable research or publicity. Adverse publicity associated with illness or other adverse effects resulting from the consumption of products distributed by other companies that are similar to our products could reduce consumer demand for our products and consequently our revenues. This may occur even if the publicity does not relate to our products. Adverse publicity directly concerning our products could be expected to have an immediate negative effect on the market for that product. Adverse publicity could also lead to stricter regulation of dietary and nutritional supplements, adversely affecting us.

We depend on patents and other proprietary technologies that we may not be able to obtain, and the patents we hold may not protect our position.

Our long-term success will substantially depend upon protecting our technology from infringement, misappropriation, discovery and duplication. To the extent we do not have patents on our products, a competitor could replicate our products. Patents that we do obtain may not provide meaningful protection or significant competitive advantages over competing products, due to the complexity of the legal and scientific issues involved in patent defense and litigation. For example, our use patent on ciwujia might not prevent sale of a product using this herb with a claimed benefit or use that was not covered by our patent.

Because of the complexity of the legal and scientific issues involved in patent prosecutions, we cannot be sure that any future patent applications for new products will be granted, and we cannot be sure that any of our pending patent applications will be granted. We cannot be sure our patent rights will provide meaningful protection against others duplicating our products because of the complexity of the legal and scientific issues that could arise in litigation over these issues. Furthermore, patent applications are maintained in secrecy in the United States until the patents are approved, and in most foreign countries for a period of time following the date from which priority is claimed. A third party's pending patent applications may cover any technology that we currently are developing.

We have limited the liability of our directors and officers for breaches of the duty of care.

Our certificate of incorporation limits the liability of our directors for monetary damages for breaches of directors' fiduciary duty of care. This provision may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit our shareholders and us. In addition, our bylaws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as our agents.

Risks Related to this Offering

Because our common stock is traded on the OTC Bulletin Board, your ability to sell your shares in the secondary trading market may be limited.

Our common stock currently is traded on the over-the-counter market on the OTC Bulletin Board. Consequently, the liquidity of our common stock is limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of us. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was traded on a national securities exchange, like The New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market.

Because our shares are “penny stocks,” you may have difficulty selling them in the secondary trading market.

Federal regulations under the Securities Exchange Act of 1934, as amended (referred to in this prospectus as the Exchange Act) regulate the trading of so-called “penny stocks,” which are generally defined as any security not listed on a national securities exchange, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Since our common stock currently trades on the OTC Bulletin Board at less than $5.00 per share, our common stock is a “penny stock” and may not be traded unless a disclosure schedule explaining the penny stock market and the risks associated therewith is delivered to a potential purchaser prior to any trade.

In addition, because our common stock is not listed on any national securities exchange and currently trades at less than $5.00 per share, trading in our common stock is subject to Rule 15g-9 under the Exchange Act. Under this rule, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

•	obtaining financial and investment information from the investor;

•	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

•	providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock and our shareholders, therefore, may have difficulty in selling their shares in the secondary trading market.

Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this prospectus and under other registration statements, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales of a substantial number of shares of our common stock in the public market, including the shares offered under this prospectus, under other registration statements and shares available for resale under Rule 144(k) under the Securities Act of 1933, as amended (referred to in this prospectus as the Securities Act) or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise additional capital through the sale of equity securities. We filed this registration statement pursuant to an investor rights agreement with the holders of the common stock and warrants purchased in our August and September 2003 private placement. We are required under a related investor rights agreement to use our reasonable best efforts to cause this registration statement to remain effective until the earlier of (1) the sale of all the shares of our common stock covered by this registration statement; or (2) such time as the Selling Stockholders named in this registration statement become eligible to resell the shares of our common stock that they hold and the shares of our common stock issuable upon exercise of their warrants pursuant to Rule 144(k) under the Securities Act.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	announcements of research activities and technology innovations or new products by us or our competitors;

•	changes in market valuation of companies in our industry generally;

•	variations in operating results;

•	changes in governmental regulations;

•	results of research studies of our products or our competitors’ products;

•	regulatory action or inaction on our products or our competitors’ products;

•	changes in our financial estimates by securities analysts;

•	general market conditions for companies in our industry;

•	broad market fluctuations; and

•	economic conditions in the United States or abroad.

The market for our stock has not been liquid.

Prior to the date of this prospectus, the average daily trading volume of our common stock during the previous six months has been less than 50,000 shares. Therefore, holders of our common stock may have difficulty selling their shares in the public markets, and one or more investors seeking to sell a substantial number of shares purchased in this offering could significantly depress the market price for our common stock.

Provisions in our charter documents and Delaware law could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. For instance, under our certificate of incorporation, our Board of Directors has the authority to issue “blank check” preferred stock without stockholder approval and thus increase the number of outstanding shares of our capital stock and thwart a takeover attempt.

We refer you to the section of this prospectus entitled “Description of Capital Stock” for more information on the specific provisions of our certificate of incorporation, our bylaws and Delaware law that could discourage, delay or prevent a change of control of us.

Our directors and executive officers own a significant number of shares of our common stock to control our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Our directors and executive officers own or control approximately 31.1% of our outstanding voting power. Accordingly, these stockholders, individually and as a group, may be able to influence the outcome of stockholder votes, involving votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation and bylaws and the approval of certain mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by existing stockholders could have the effect of delaying, deferring or preventing a change in control of us.

Exercise of outstanding options and warrants will dilute stockholders and could decrease the market price of our common stock.

As of October 2, 2007, we had issued and outstanding 13,486,426 shares of common stock and outstanding options and warrants to purchase 2,199,500 additional shares of common stock, in addition to the 792,330 shares issuable upon exercise of warrants that may be resold under this prospectus. The existence of the outstanding options and warrants may adversely affect the market price of our common stock and the terms under which we could obtain additional equity capital.

We do not pay cash dividends, so any return on your investment must come from appreciation.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common stock must come from increases in the fair market value and trading price of our common stock.

We may issue additional equity securities that will dilute your share ownership.

We may issue additional equity securities to raise capital and through the exercise of options and warrants that are outstanding or may be outstanding. These additional issuances will dilute your share ownership.

RECENT DEVELOPMENTS

On February 22, 2006, pursuant to an Asset Purchase Agreement of the same date, we sold to Mott’s LLP, a division of Cadbury Schweppes Americas Beverages (“CSAB”), the patents, trademarks, web sites, and other intellectual property related to the our ACCELERADE® and ENDUROX ® sports nutrition product lines for $4,000,000 in cash and potential future royalty payments. Simultaneously, we entered into a License Agreement with CSAB giving us the exclusive, royalty free right to continue to sell our sports nutrition products in powder, gel and pill form. Consequently, we will continue to sell our current sports nutrition products in the same manner as prior to the sale of the intellectual property assets. In June 2007, CSAB launched ACCELERADE® RTD. We will receive royalty payments for a finite period, subject to an annual limitation on the amount of the royalty. However, it is too early for us to determine if we will receive significant revenue from CSAB.

In January 2007, we launched a ready-to-drink beverage under the trade name SATIATRIM®. Ten years in development, SATIATRIM®, a 50-calorie drink that is consumed before eating, stimulates cholecystokin (CCK), one the body’s primary satiety peptides. CCK is normally released after a meal, particularly one high in fat and protein. CCK is often called the “feel full” protein because when it is released it gives a feeling of fullness and signals the brain to terminate the meal. Clinical studies have shown that SATIATRIM® is significantly better than our earlier formulations in reducing caloric intake, slowing gastric emptying, and extending a feeling of satiation following a meal. We have launched SATIATRIM® as a product available only on the Internet, directly from our website. See the section of this prospectus titled “Activation of Satiety Peptides – Weight Loss” for additional information.

Effective January 5, 2007, we terminated the amended and restated Investors Rights Agreement that we initially entered in with Hormel Health Labs, LLC on January 28, 2005 in connection with the sale of Hormel’s shares of our stock as described below. The other party to this transaction was Diamond Crystal Sales, LLC, which acted in its capacity as successor to

Hormel following Hormel’s merger with and into Diamond effective October 31, 2006. In addition, effective as of January 5, 2007, we, Diamond and Dr. Robert Portman, our Chief Executive Officer, President, Chief Scientific Officer and Chairman of the Board, terminated the Right of First Refusal and Co-Sale Agreement into which we, Hormel and Dr. Portman had previously entered on January 28, 2005. The termination of the Investors Rights Agreement and the Co-Sale Agreement occurred in connection with Diamond’s sale of the 909,091 shares of our common shares previously held by Hormel in a private transaction to certain purchasers effective January 5, 2007. Hormel had acquired the 909,091 shares of our common stock upon its conversion of the 90,909 shares of our Series A Convertible Preferred Stock that it purchased pursuant to the Series A Preferred Stock Purchase Agreement. Upon the closing of Diamond’s sale of the common stock, the Investor Rights Agreement and the Co-Sale Agreement, and all rights, duties, obligations and liabilities of the parties under the agreements, terminated. This included termination of any liability for breach or non-fulfillment of either agreement prior to the sale of the common stock. The purchasers of the shares of common stock sold by Diamond included Dr. Robert Portman, David Portman and Michael Cahr, each of whom purchased 100,000 shares at $0.95 per share. David Portman and Michael Cahr are two of our Directors. The purchasers also included the Aquifer Opportunity Fund of which Adam Mizel, a new Director, is the Managing Principal. At the time of the transaction, Mr. Mizel was not yet one of our Directors.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares offered under this prospectus by the Selling Stockholders. This offering is intended to satisfy our obligations to register, under the Securities Act, the resale of the shares of our common stock, including shares of our common stock that will be issued to the Selling Stockholders upon the exercise of warrants held by them, that we issued to the Selling Stockholders in a private placement or as compensation.

SELLING STOCKHOLDERS

All of the Selling Stockholders named below acquired or have the right to acquire upon the exercise of warrants the shares of our common stock being offered under this prospectus directly from us in a private transaction or as compensation. The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of October 2, 2007 by the Selling Stockholders as provided by the Selling Stockholders. In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes the shares issuable pursuant to warrants and options that are exercisable within 60 days of October 2, 2007. Shares issuable pursuant to warrants and options are considered outstanding for computing the percentage of the person holding the warrants and options but are not considered outstanding for computing the percentage of any other person.

The percentage of beneficial ownership for the following table is based on 13,486,426 shares of common stock outstanding as of October 2, 2007. To our knowledge, except as indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of common stock shown in the table to be beneficially owned by such person.

Except as indicated in the footnote to this table, none of the Selling Stockholders has had any position, office or other material relationship with us within the past three years. The table assumes that the Selling Stockholders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. We will not receive any of the proceeds from the sale of the shares offered under this prospectus.

Shares Beneficially Owned Prior to the Offering	Shares Beneficially Owned After Completion of the Offering

Shares
Subject to
Options and
Warrants
	Exercisable	Total Shares		Number of
within 60 days of		Beneficially		Shares	Number of
Selling Stockholder	October 2, 2007	Owned	Percentage	Being Offered (1)	Shares Owned	Percentage

Robert Portman (2)(3)	1,010,428	3,211,051	22.1%	481,284	2,729,767	18.8%

David Portman (3)(4)	113,476	518,928	3.8	160,428	358,500	2.6

Stephen P. Kuchen (5)	178,682	199,378	1.5	16,044	183,334	1.3

R & R Opportunity Fund, LP	0	80,214	*	80,214	0	0

Hartzmark Investment, LLC	21,390	21,390	21,390	0	0

Marian Heiser	0	52,086	*	52,086	0	0

Andrew E. & Anita Sandor	16,043	23,543	*	23,543	0	0

Gerald Richter	10,695	32,085	*	32,085	0	0

Richter Homes, Inc.	10,695	10,695	*	10,695	0	0

Bedford Square Apartments	10,695	10,695	*	10,695	0	0

Kenneth M. Reichle, Jr.	20,000	20,000	*	20,000	0	0

Richard Grobman	21,390	21,390	*	21,390	0	0

Frank Colen	43,785	76,261	*	76,261	0	0

Hymie Akst	16,043	32,086	*	32,086	0	0

Joseph C. & Joyce A. Pignotti	16,043	34,119	*	34,119	0	0

Howard J. Synenberg	32,085	57,085	*	57,085	0	0

Mark Radzik	10,695	10,695	*	10,695	0	0

Steven Salaman	26,738	26,738	*	26,738	0	0

Lawrence J. & Camille S.	59,463	89,463	*	59,463	30,000	*

Rubinstein

Shares Beneficially Owned Prior to the Offering	Shares Beneficially Owned After Completion of the Offering

Shares
Subject to
Options and
Warrants
	Exercisable	Total Shares		Number of
within 60 days of		Beneficially		Shares	Number of
Selling Stockholder	October 2, 2007	Owned	Percentage	Being Offered (1)	Shares Owned	Percentage

Robert S. Lowenthal	0	80,214	*	80,214	0	0

Yvonne K. Briggs	10,388	10,388	*	10,388	0	0

Georgie Stanley II Trust	26,738	80,214	*	80,214	0	0

Michael Brett Stanley Trust	26,738	80,214	*	80,214	0	0

Estate of Georgie W. Stanley	53,476	53,476	*	53,476	0	0

Marsha Kay Horn Alford	26,738	80,214	*	80,214	0	0

Phyllis Cohen	10,000	20,000	*	20,000	0	0

Cherie Mintz	10,000	20,000	*	20,000	0	0

Robert Castille	10,000	20,000	*	20,000	0	0

Jack Klatell	10,695	21,390	*	21,390	0	0

Stephen M. & Regena W. Bragin	10,000	20,000	*	20,000	0	0

Lynn Taussig	0	21,390	*	21,390	0	0

Matthew Smith	445,548	1,055,949	7.6	928,449	127,500	*

Ira Smith	53,476	53,476	*	53,476	0	0

Jeffery Finkle	26,738	26,738	*	26,738	0	0

Shawn Kreloff	26,738	53,476	*	53,476	0	0

Greenwich Investment Partners,

L.P.	56,685	125,454	*	125,454	0	0

Michael C. Esposito	12,834	38,502	*	38,502	0	0

Christopher T. and Amy S. Hagar	7,409	12,147	*	12,147	0	0

Henry P. Williams	10,600	10,600	*	10,600	0	0

Oppenheimer & Co., Inc.	86,976	86,976	*	86,976	0	0

Hartzmark Investment LLC for	10,800	10,800	*	10,800	0	0

Delores Hartzmark

Bruce Hartzmark	1,200	1,200	*	1,200	0	0

(1)

Includes shares of issued and outstanding common stock held by a Selling Shareholder as well as shares of common stock that may be acquired by a Selling Stockholder upon the exercise of outstanding warrants.

(2)	Robert Portman is our President, Chief Executive Office, Chief Scientific Officer and Chairman of the Board of PacificHealth.

(3)	Robert Portman and David Portman are siblings.

(4)	David Portman is a director of PacificHealth.

(5)	Stephen Kuchen is a director and the Chief Financial Officer, Treasurer and Secretary of PacificHealth.

* Less than 1%.

None of the Selling Stockholders is a broker-dealer. Two Selling Stockholders, Mr. Lawrence Kaplan and R&R Opportunity Fund, L.P. are affiliates of broker-dealers. In addition, Mr. Robert Lowenthal may be deemed to be an affiliate of a broker-dealer. As to each of these Selling Stockholders:

•	such Selling Stockholder acquired our shares and/or warrants exercisable for our shares included in this prospectus in the ordinary course of business; and

•

at the time the acquisition of the shares included in this prospectus, such Selling Stockholder had no agreement or understandings, directly or indirectly, with any person to distribute such securities.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the Selling Stockholders. Sales of shares may be made by Selling Stockholders, including their respective donees, transferees, pledgees or other successors-in-interest, directly to purchasers or to or through underwriters or broker-dealers or through agents. Sales may be made from time to time on the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•

a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

The Selling Stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the Selling Stockholders. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions or loan or pledge shares of common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The Selling Stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the Selling Stockholders and each Selling Stockholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The Selling Stockholders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the Selling Stockholders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby. We have notified the Selling Stockholders that they will be subject to applicable provisions of the Exchange Act and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of our common stock by the Selling Stockholders. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the Selling Stockholders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the Selling Stockholders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of our common stock. To the extent required by law, we may require the Selling Stockholders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the Selling Stockholders’ shares of common stock.

Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a Selling Stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and

•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Securities and Exchange Commission, we will file a supplement to this prospectus when a Selling Stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees customarily paid by an issuer in connection with the registration of the shares. The Selling Stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently traded on the over-the-counter market on the OTC Bulletin Board, under the symbol “PHLI.”

The following table sets forth, in dollars and cents (in lieu of fractions), the high and low sales prices of our common stock since January 1, 2005, as reported by the OTC Bulletin Board. The prices in the table may not represent actual transactions. These quotations reflect inter-dealer prices, without retail mark up, mark down or commissions and may not represent actual transactions.

	High	Low
Year Ending December 31, 2007
First Quarter	$2.35	$1.08
Second Quarter	$2.65	$1.65
Third Quarter	$3.38	$1.55
Fourth Quarter (through October 1, 2007)	$1.80	$1.67

Year Ended December 31, 2006
First Quarter	$1.24	$0.17
Second Quarter	$2.75	$0.84
Third Quarter	$2.08	$1.02
Fourth Quarter	$1.49	$0.99

Year Ended December 31, 2005
First Quarter	$0.92	$0.40
Second Quarter	$0.63	$0.21
Third Quarter	$0.35	$0.16
Fourth Quarter	$0.40	$0.08

On October 1, 2007, the closing price of our common stock as reported by the OTC Bulletin Board was $1.70 per share.

Holders

As of October 1, 2007, there were approximately 107 holders of record of our common stock. However, we believe that there are significantly more beneficial holders of our common stock as many beneficial holders have their stock in “street name”.

Dividends

We have never paid or declared dividends upon our common stock and do not contemplate or anticipate paying any dividends on our common stock in the foreseeable future.

BUSINESS

Business Development

We are a nutrition technology company that was incorporated in the State of Delaware in April 1995. Our mission is to discover, develop, and commercialize nutritional products to improve health, manage chronic disease, and enhance existing therapies that are patentable and are substantiated by well-controlled clinical trials conducted at leading university research centers. Our principal areas of focus include sports performance, weight loss, and management of Type II diabetes. Our products can be marketed without prior Food and Drug Administration (“FDA”) approval under current regulatory guidelines. We employ multiple strategies for the commercialization of our technologies: 1) launch a brand via highly targeted consumer channels, 2) license the technology to a major food or drug company, or 3) a combination of both 1 and 2.

Business of the Issuer

We are focused on developing patented protein-based nutrition products using two core technology platforms. One platform involves the activation of biochemical pathways by specific nutritional compositions to enhance muscle growth, energy, and transport pathways. Using this nutritional technology platform, our research efforts have been directed to product development for 1) improving exercise performance, 2) post-surgical muscle recovery, and 3) oral rehydration. The second technology platform involves stimulation of specific satiety peptides that are released in the stomach. Using this nutritional technology platform, our research efforts have been directed in product development for 1) appetite suppression and weight loss, and 2) management of Type II diabetes.

Activation of Muscle Growth, Energy, and Transport Pathways

Exercise Performance

Our research into factors influencing exercise performance and muscle growth and recovery has led to the development and commercialization of a new generation of sports and recovery drinks. The key to our technology is the specific ratio in which protein is combined with carbohydrates. We have two patents on this technology and over 18 studies have been published demonstrating that products based on this technology can extend endurance, reduce muscle damage, improve rehydration, and accelerate muscle recovery. Our research in exercise performance has led to the introduction and commercialization of a number of products for the aerobic and strength training athlete. These include:

•	ENDUROX EXCEL® - Introduced in March 1997
•	ENDUROX R(4)® Recovery Drink – Introduced in February 1999
•	ACCELERADE® Sports Drink – Introduced in June 2001
•	ACCEL GEL® – Introduced in February 2004

On February 22, 2006, pursuant to an Asset Purchase Agreement of the same date, we sold to Mott’s LLP, a division of Cadbury Schweppes Americas Beverages (“CSAB”), the patents, trademarks, web sites, and other intellectual property related to the our ACCELERADE® and ENDUROX ® sports nutrition product lines for $4,000,000 in cash and potential future royalty payments. Simultaneously, we entered into a License Agreement with CSAB giving us the exclusive, royalty free right to continue to sell our sports nutrition products in powder, gel and pill form. Consequently, we will continue to sell our current sports nutrition products in the same manner as prior to the sale of the intellectual property assets.

In June 2007, CSAB launched ACCELERADE® RTD. We will receive royalty payments for a finite period, subject to an annual limitation on the amount of the royalty. However, it is too early for us to determine if we will receive significant revenue from CSAB.

Post-Surgical Muscle Recovery

Scientific insights emanating from our discoveries in sports nutrition have led to a potentially new and exciting medical application. Individuals undergoing orthopedic surgery, particularly involving the shoulder, hip or knee, experience muscle atrophy that occurs as a normal consequence of muscle immobilization in the post-surgery period. The degree of muscle atrophy a patient experiences significantly impacts health care costs and quality of life. We are currently evaluating a novel nutritional formulation that has the potential of slowing muscle atrophy following a period of forced immobilization. Such a product could have enormous benefit for the 1.6 million patients who undergo arthroscopy and muscle and knee replacement operations each year, and the 5 million patients who suffer a sports related injury. A clinical study to examine the effectiveness of this formulation is underway. We have filed one patent on this technology and plan to file additional patents in the future.

Oral Rehydration

Another scientific byproduct of our research on the effects of protein has been the identification of nutritional formulas that can enhance sodium transport. Such products would have widespread medical application in treating dehydration commonly associated with vomiting and diarrhea. We will continue our studies and may file patents for this indication in 2007.

Activation of Satiety Peptides

Weight Loss

Satiety peptides have been shown to reduce food intake and suppress appetite in humans. Our research has specifically focused on developing nutritional formulations that can stimulate cholecystokin (CCK), one of the body’s primary satiety peptides. CCK is normally released after a meal, particularly one high in fat and protein. CCK is often called the “feel full” protein because when it is released it gives a feeling of fullness and signals the brain to terminate the meal. The objective of our research is to develop a nutritional composition that stimulates and extends the duration of action of CCK in a calorically efficient way, i.e. to cause a release of CCK with 45-50 calories of specific nutrients rather than 1,000 calories.

The first product we commercialized using this technology was SATIETROL® that was released in April 2000. This was followed by the introduction of a meal replacement product called SATIETROL COMPLETE® in January 2001. Clinical studies showed that both of these products could reduce hunger and reduce caloric intake. In June 2001, we signed an exclusive worldwide licensing agreement with GlaxoSmithKline (“GSK”) for our weight loss technology. Under the agreement, we received an initial payment of $1,000,000 and received a subsequent milestone payment of $250,000. GSK subsequently terminated the agreement in September 2002 with all rights reverting back to us.

We have continued research in this area in order to develop a more effective composition that could be incorporated into different forms (ready-to-drink beverage and chewable tablet) and also has the potential to be added to food and increase the satiation property of the food to which it was added. Starting in the third quarter of 2003, the Company funded a number of clinical studies on an improved formulation. The new formulation was shown to be significantly better than the previous product in reducing caloric intake, slowing gastric emptying, and extending a feeling of satiation following a meal. We have seven patents on our appetite suppressant technology with additional patents pending. We launched a ready-to-drink beverage using this improved technology under the trade name SATIATRIM® in January 2007.

Type II Diabetes

Our appetite suppression technology may also have potential for the treatment of Type II diabetes, the fastest growing chronic condition in the U.S., affecting an estimated 46 million people. We have instituted clinical trials to measure the effectiveness of our formulation in controlling blood glucose.

All of the our existing and proposed products are expected to be manufactured in the United States by third parties.

Principal Products and Markets

ENDUROX EXCEL® Dietary Supplement

ENDUROX EXCEL® is a dietary supplement of which the principal ingredient is the herb ciwujia. Laboratory studies funded by us during 1995 at the University of North Texas Health Science Center in Fort Worth, Texas and the Institute of Nutrition and Food in China, have demonstrated that ENDUROX EXCEL® can have a beneficial effect on exercise performance. In December 1996, we were issued patent #5,585,101 for our ENDUROX® product.

ENDUROX R4® Recovery/Performance Drink

We launched ENDUROX R4® Performance/Recovery Drink in March 1999. Clinical trials that we funded during 1998 at the University of North Texas Health Science Center in Fort Worth, Texas and the Human Performance Lab at St. Cloud University in St. Cloud, Minnesota showed that when tested against the nation's leading sports drink, ENDUROX R4® delivered equal hydration effectiveness while enhancing performance and extending endurance by 55%, decreasing post-exercise muscle stress by 36%, reducing free radical build-up by 69%, and increasing the replenishment of muscle glycogen following exercise. These results have been published in a peer-review journal. In April 2000, we were issued patent #6,051,236 for ENDUROX R(4)®. Patent office acceptance of specific claims does not necessarily permit us to make any specific claims to the public regarding this product. Our ability to make those claims is governed by the FDA, Federal Trade

Commission, and other federal government agency regulations and guidelines.

ACCELERADE® Sports Drink

In June 2001, we introduced ACCELERADE® Sports Drink. ACCELERADE® Sports Drink is the first sports drink that contains protein. Studies sponsored by us and done independently by university researchers and published in peer-reviewed journals have demonstrated that ACCELERADE® compared to a convention sports drink such as Gatorade improves endurance by 29%, decreases muscle damage by 83%, improves muscle recovery by 46%, and improves rehydration by 15%. To date, there are over 18 published studies on ACCELERADE®. In January 2006, we received a specific patent on this formula.

ACCEL GEL® Energy Gel

In February 2004, we introduced ACCEL GEL®. ACCEL GEL® is an energy gel that contains the patented 4:1 ratio found in ENDUROX R(4)® and ACCELERADE®. ACCEL GEL® is designed to provide athletes in all sports with a quick and rapid source of carbohydrate energy. Studies sponsored by us and published in a peer-reviewed journal have shown that ACCEL GEL® , compared to the leading carbohydrate gel, improves endurance performance by 13%.

ENDUROX R(4)®, ACCELERADE®, and ACCEL GEL® are distributed in health foods chains (GNC, Vitamin Shoppe, Vitamin World), sporting goods retailers (REI), cycling stores and catalogs (Performance Bike), running stores and catalogs (Road Runner Sports) and sports specialty stores.

Distribution Methods

We have pursued a “multi-channel” distribution strategy in marketing our endurance products. At the present time, these products are being sold in over 9,000 retail outlets including GNC, sports specialty stores, independent health food retailers, independent bike retailers, health clubs, catalogs, and Internet sites. We now sell all of our products in various foreign countries through independent distributors.

To support our marketing efforts, we may use a variety of marketing methods including advertising in trade and consumer sports and health food magazines that are intended to reach our targeted consumer. In addition, we may attend trade shows and exhibitions, sponsor promotional programs/events and in-store promotions, and engage in public relations efforts that has resulted and may continue to result in articles in numerous sports, health, fitness, trade and natural product publications, newspaper coverage, and television spots.

In the years ended December 31, 2006 and December 31, 2005, our expenditures for product advertising and promotion were approximately $105,000 and $603,000, respectively. Expenditures for product advertising decreased due to the asset sale to Motts’s whereby CSAB, the parent of Mott’s, now pays for all advertising for our sports performance products. Advertising will increase in 2007 as we continue to promote SATIATRIM®, our natural appetite suppressant product. We have launched SATIATRIM® as a product available only on the Internet, directly from our website.

Status of Publicly Announced New Products

The status of all products that have been the subject of or mentioned in public announcements by us in the past year are discussed above under the caption “Principal Products and Markets.”

Competition

Following the asset sale of our sports drink intellectual property, we will only be manufacturing and distributing powder versions of ACCELERADE® and ENDUROX R(4)® as well as ACCEL GEL®. Our primary marketing focus will be the serious endurance athlete (cyclist, runner, triathlete and swimmer) as well as team sports. There are a number of companies that currently market products that compete with ENDUROX R(4)® and ACCELERADE®. The major companies include Cytosport, PowerBar, EAS, and Clif Bar. Increased competitive activity from such companies could make it more difficult for us to establish market share since such companies have greater financial and other resources available to them and possess far more extensive manufacturing, distribution and marketing capabilities than we do.

The weight loss market, in which SATIATRIM® competes is highly competitive. Weight loss products tend to fall into four categories including: herbal supplements, meal replacement products (e.g., Slim Fast), food plans (e.g., Weight Watchers) and prescription products (e.g., Xenical). Today, weight loss products are manufactured by dietary supplement manufacturers, pharmaceutical manufacturers, diet food companies, and over-the-counter drug companies. Intense competitive activity in this market could make it difficult for us to establish market share, as most of the companies that have products in this category have greater financial, marketing, sales, manufacturing, and distribution resources than we have.

We believe that long-term success in the marketplace for any of our products will be dependent on the proprietary nature of our formulas as well as such factors as distribution and marketing capabilities.

Suppliers of Raw Materials

We do not have manufacturing facilities and have no present intention to manufacture any products ourselves. We fulfill product needs through relationships with independent manufacturers. We generally do not have long-term contracts with any of these manufacturers. Competitors that do their own manufacturing may have an advantage over us with respect to pricing, availability of product, and in other areas because of their control of the manufacturing process.

Generally, our contract manufacturers obtain raw materials necessary for the manufacture of our products from numerous sources. We generally do not have contracts with suppliers of materials required for the production of our products. All raw materials used in our existing products are available from multiple sources.

There is no assurance that suppliers will provide the raw materials needed by us in the quantities requested or at a price we are willing to pay. Because we do not control the source of these raw materials, we are also subject to delays caused by interruption in production of materials based on conditions outside of our control.

Dependence on Major Customers

Performance, Inc. and GNC accounted for approximately 20% and 19%, respectively, of net sales in 2006 and 28% and 15%, respectively, of net accounts receivable at December 31, 2006. Deferred revenues for consigned inventory at GNC was $244,197 as of December 31, 2006. The loss of these customers, a significant reduction in purchase volume by these customers, or the financial difficulty of such customers, for any reason, could significantly reduce our revenues. We have no agreement with or commitment from either of these customers with respect to future purchases.

Patents and Trademarks

The following describes the patents and trademarks we have obtained related to our sports nutrition products and our weight loss technology. On February 22, 2006, we sold the patents and trademarks related to our ACCELERADE® and ENDUROX® line of sports nutrition products to Mott’s subject to an exclusive license back to us to continue to market the powder, gel and pill form of these products

We received a use patent, United States Patent No. 5,585,101 in December 1996 covering the use of ciwujia, the principal active herb in ENDUROX® and ENDUROX EXCEL® caplets, entitled Method to Improve Performance During Exercise Using the Ciwujia Plant. This patent expires in December 2013.

We received a composition of matter patent, United States Patent No. 6,051,236, in April 2000 entitled Composition for Optimizing Muscle Performance During Exercise. This patent expires in April 2017.

We received a composition of matter patent, United States Patent No. 6,207,638, in March 2001 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in March 2018.

We received a use patent, United States Patent No. 6,429,190, in August 2002 entitled Method For Extending The Satiety Of Food By Adding A Nutritional Composition Designed To Stimulate Cholecystokinin (CCK). This patent expires in August 2019.

We received a composition of matter patent, United States Patent No. 6,436,899, in August 2002 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in August 2019.

We received a composition of matter patent, United States Patent No. 6,468,962, in October 2002 entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in October 2019.

We received a composition of matter patent, United States Patent No. 6,558,690, in May 2003 entitled Nutritional Intervention Composition for Improving Efficacy of a Lipase Inhibitor. This patent expires in May 2020.

We received a composition of matter patent, United States Patent No. 6,716,815, in April 2004 entitled Nutritional

Intervention Composition for Enhancing and Extending Satiety. This patent expires in April 2021.

We received a composition of matter patent, United States Patent No. 6,838,431, in January 2005 entitled Nutritional Intervention Composition Containing Protease Inhibitor Extending Post Meal Satiety. This patent expires in January 2022.

We received a composition of matter patent, United States Patent No. 6,989,171, in January 2006 entitled Sports Drink Composition For Enhancing Glucose Uptake and Extending Endurance During Physical Exercise. This patent expires in January 2023.

We also have several patents pending on our technology. To the extent these are improvements on our existing sports drink patents, Mott’s will own these patents, but we will have an exclusive license to use them in powder, gel and pill products.

The patent holder for all patents is our CEO and President, Dr. Robert Portman. Our policy is to have all patents assigned to us upon filing. Patent numbers 6,051,236 and 6,989,171 above have been assigned to Mott’s. To the extent we do not have patents on our products, there can be no assurance that another company will not replicate one or more of our products, nor is there any assurance that patents that are obtained will provide meaningful protection or significant competitive advantages over competing products. For example, our use patent on ciwujia would not prevent the sale of a product containing that herb with a claim or for a use that was not covered by our patent.

We have federal trademark registrations for ENDUROX EXCEL®, ENDUROX R4®, SATIATRIM®, ACCELERADE®, and ACCEL GEL® among others. We also have filed our trademarks in most Western European countries, Canada, Mexico and Japan. Our policy is to pursue registrations for all of the trademarks associated with our key products, and to protect our legal rights concerning the use of our trademarks. We rely on common law trademark rights to protect our unregistered trademarks.

Governmental Regulation

We have determined that all of our existing and proposed products, as described above, are nutritional or dietary supplements as defined under federal statutes and regulations of the FDA. Neither nutritional supplements nor dietary supplements require FDA or other governmental approval prior to their marketing in the United States. No governmental agency or other third party makes a determination as to whether our products qualify as nutritional supplements, dietary supplements, or neither. We make this determination based on the ingredients contained in the products and the claims made for the products. The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture and the Environmental Protection Agency. Our activities also are subject to regulation by various agencies of the states and localities in which our products are sold.

We market products that are covered under two types of FDA regulations, Nutritional Supplements and Dietary Supplements. Nutritional Supplements contain food and GRAS (Generally Regarded as Safe) ingredients and do not require FDA approval or notification. Such products must follow labeling guidelines outlined by the FDA.

Dietary Supplements is a classification of products resulting from the enactment of the Dietary Supplement Health and Education Act of 1994 in October 1994, which amended and modified the application of certain provisions of the Federal Food, Drug and Cosmetics Act as they relate to dietary supplements, and required the FDA to promulgate regulations consistent with this act.

The Dietary Supplement Health and Education Act defines a dietary supplement to include:

•

any product intended to supplement the diet that bears or contains a vitamin, mineral, herb or other botanical, an amino acid, a substance to supplement the diet by increasing the total dietary intake, or any concentrate, constituent, extract, or combination of any such ingredient, provided that such product is either intended for ingestion in tablet, capsule, powder, softgel, gelcap, or liquid droplet form;

•	or, if not intended to be ingested in such form, is not represented for use as a conventional food or as a sole item of a meal or the diet; and

•	is labeled as a dietary supplement.

The practical effect of such an expansive definition is to ensure that the new protections and requirements of this act will apply to a wide class of products.

Under the Dietary Supplement Health and Education Act, companies that manufacture and distribute dietary supplements are allowed to make any of the following four types of statements with regard to nutritional support on labeling without FDA approval:

•	a statement that claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States;

•	a statement that describes the role of a nutrient or dietary ingredient intended to affect structure or function in humans;

•	a statement that characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain or function; or

•	a statement that “describes general well-being” from consumption of a nutrient or dietary ingredient.

In addition to making sure that a statement meets one of these four criteria, a manufacturer of the dietary supplement must have substantiation that such statement is truthful and not misleading, must not claim to diagnose, mitigate, treat, cure, or prevent a specific disease or class of diseases, and must contain the following disclaimer, prominently displayed in boldface type: “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.”

On February 6, 2000, the FDA issued new guidelines concerning statements made for dietary supplements. These new regulations have important implications for the marketing of weight loss products such as SATIETROL®. Previously the regulations made it clear that a product that made a claim for obesity must be treated as a drug. Under the new regulations, the FDA makes a distinction between obesity and overweight. Overweight is no longer considered a disease but rather a natural life process. Overweight is considered a condition that affects the structure and function of the body. As now defined, dietary supplements can make a claim for ordinary weight loss rather than as a treatment for obesity. Furthermore, these regulations also permit the use of appetite suppressant as a structure/function claim under the Dietary Supplement Health and Education Act. The issuance of these regulations will give us greater latitude in the types of claims we can make about SATIETROL® as long as such claims are substantiated by the necessary studies.

Expenditures for Research and Development

Our research and development expenditures in the past two fiscal years, exclusive of market research and marketing related expenditures, were approximately as follows: 2006 - $196,000; 2005 - $195,000. We anticipate that research and development expenses will increase as we conduct additional clinical trials on all of our products.

Compliance with Environmental Laws

We are not aware of any administrative or other costs that we incur which are directly related to compliance with environmental laws, and we have not experienced any other significant effect from the impact of environmental laws.

Employees

At the present time, we have ten full time employees and one part time employee. Of these, two employees are executive, five are in sales and marketing, and four are in accounting, operations and administration. We employ a number of consultants who devote limited portions of their time to our business. None of our employees is represented by a union, and we believe that our employee relations are good.

Properties

In July 2003, we moved our headquarters from Woodbridge, NJ to larger facilities located in Matawan, NJ. At that time, we entered into a four-year (48-month) lease for approximately 5,500 square feet at a price of $22.50 per square foot, including utilities, for an annual rent expense of $123,750 for the first thirty-three (33) months. During the last fifteen (15) months of the lease, the rent increases to $25.50 per square foot, including utilities, for an aggregate annual rent expense of $140,250. In November 2006, we extended the lease for an additional 5 years (60 months). Under the lease extension which commenced in January 2007, rent including utilities will be $96,000 annualized over the first 6 months; $140,250 annually for the next 36 months; $145,750 annually for the next 12 months; and $151,250 annually for the last 12 months.

We do not intend to develop our own manufacturing capabilities, because management believes that the availability of manufacturing services from third parties on a contract basis is more than adequate to meet our needs in the foreseeable future.

We do not own any real property nor do we have any real estate investments.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion presents management’s analysis of our results of operations and financial condition as of and for each of the years in the two-year period ended December 31, 2006 and 2005, respectively as well as the fiscal quarters ended June 30, 2007 and 2006, respectively. The discussion should be read in conjunction with our financial statements and the notes related thereto which appear elsewhere in this prospectus and “Risk Factors” beginning on page 6 of this prospectus.

Introduction

We were incorporated in April 1995 to discover, develop and commercialize nutritional products that are patentable and substantiated by well-controlled clinical trials conducted at leading university research centers. Our principal areas of focus include sports performance, weight loss, and management of Type II diabetes. We introduced our first product, ENDUROX ®, in March 1996. We extended our exercise performance products with the introduction of ENDUROX R(4)® Recovery Drink in March 1999, ACCELERADE® Sports Drink in May 2001, and ACCEL GEL® in February 2004. These products are based on our patented technology that involves the combination of carbohydrate and protein in a specific ratio. A number of studies, both funded by our company and also conducted independently, demonstrate that this technology can extend endurance, decrease post-exercise muscle damage, speed recovery and improve rehydration.

In April 2000, we introduced our first product for weight loss that was based upon a novel mode of action – the stimulation of one of the body’s principal satiety peptides, cholecystokinin (CCK). This technology was launched under the brand name SATIETROL®. In June 2001, we licensed this product to GSK and discontinued promotion of our brand. In September 2002, the license was returned to us and we initiated a program to improve both the efficacy and form versatility of the technology. We launched a new ready-to-drink beverage based on this enhanced technology under the brand name SATIATRIM® in January 2007.

In February 2006, we entered into an asset sale with Mott’s, a division of Cadbury Schweppes, as described more fully in “Business – Business Development and Recent Developments” above. As part of the agreement, we will continue to sell the powder, gel and pill forms of ACCELERADE®, ENDUROX R(4)® and ACCEL GEL®, both in the United States and in those countries where we are presently doing business.

Results of Operations – Three and Six Months Ended June 30, 2007 and 2006

We recorded a net loss applicable to common stockholders of ($127,276), or ($0.01) per share (basic and diluted), for the second quarter ended June 30, 2007 compared to a net loss applicable to common stockholders of ($31,174), or $0.00 per share (basic and diluted), for the second quarter ended June 30, 2006. We recorded a net loss applicable to common stockholders of ($351,692), or ($0.03) per share (basic and diluted), for the six-month period ended June 30, 2007, compared to net income applicable to common stockholders of $2,587,694, or $0.20 per share fully diluted, for the six-month period ended June 30, 2006. The six-month period ended June 30, 2006 would have resulted in a net loss of ($43,511), or ($0.00) per share (basic and diluted), if $2,631,205 (net of income taxes of $1,278,000) from the sale of patents and technology to Mott’s had been excluded from net income. See Part I, Item 2(a) above for a description of the CSAB transaction. The loss for the three- and six- month periods ended June 30, 2007 was primarily the result of two strategic decisions we made: (i) increased marketing and other expenses of $80,366 and $187,718, respectively, for the three- and six- month periods ended June 30, 2007 for the launch of SATIATRIM and (ii) lower gross margins as detailed below.

Revenues increased 18% in the quarter ended June 30, 2007 to $2,069,889 from $1,747,206 for the same period in 2006. Revenues in the six-month period ended June 30, 2007 increased 17% to $3,888,783 from $3,322,602 for the same period in 2006. Revenues increased in the three- and six- month periods ended June 30, 2007 as compared to the same periods in 2006 as a result of the implementation of an aggressive new retailer program which involves free-standing racks, increased serving sizes per canister that results in additional sales dollars per canister, and the expansion of the number of ACCELERADE and ACCEL GEL sku’s by some of our larger accounts in anticipation of the CSAB Ready-To-Drink launch. CSAB launched ACCELERADE Ready-to-Drink on June 21, 2007 so the second quarter and YTD 2007 received limited impacted from the CSAB incremental marketing expenditures. CSAB expects to spend $50 million on marketing the ACCELERADE brand that should have a positive effect on revenues in the second half of this year.

For the three months ended June 30, 2007, gross profit margin was 37.0% compared to 45.5% for the three months ended June 30, 2006. For the six months ended June 30, 2007, gross profit margin was 37.3% compared to 48.5% for the six months ended June 30, 2006. We experienced a change in our product mix. Also, in order to fully take advantage of the CSAB advertising spend, we redesigned all ACCELERADE and ACCEL GEL packaging to conform to the new CSAB ACCELERADE RTD packaging. To flush out old inventory, we aggressively discounted these products, leading to lower gross profit margins. We wrote off $49,000 of old packaging material, which is the equivalent of 2.4% of the three-month revenues. We experienced cost of production and raw material price increases, specifically whey protein, in our finished products from 2006 to 2007. We also experienced a significant increase in freight costs coupled with our decision to provide free freight to more customers as a sales incentive. To address these issues, we have implemented our first ever price increase effective July 1, 2007. We believe this price increase should bring our margins back up to the low to mid 40% range as experienced for the year 2006. This price increase has met no resistance in the market place.

Selling, general, and administrative (“S, G, & A”) expenses increased to $830,663 for the three-month period ended June 30, 2007 from $782,430 for the three-month period ended June 30, 2006. S, G, & A expenses increased to $1,679,829 for the six-month period ended June 30, 2007 from $1,530,763 for the six-month period ended June 30, 2006. S, G, & A expenses increased primarily due to the investment in marketing and other expenses of $80,366 and $187,718 respectively, for the three- and six- month periods ended June 30, 2007 associated with the launch of SATIATRIM. We expect to continue to invest in the marketing of SATIATRIM. Late in the second quarter, we officially launched the product via a major public relations campaign that involves the Internet, radio, television, and print media.

Research and development (“R & D”) expenses were $51,793 for the three months ended June 30, 2007 compared to $46,233 for the three months ended June 30, 2006. R & D expenses were $127,163 for the six months ended June 30, 2007 versus $87,484 for the six months ended June 30, 2006. We anticipate R & D expenses will increase as we conduct additional clinical trials and seek out additional patents and claims for all of our products.

Interest expense was $1,226 for the three months ended June 30, 2007 compared to $1,487 for the three months ended June 30, 2006. Interest expense was $1,837 for the six months ended June 30, 2007 compared to $30,136 for the six months ended June 30, 2006. $24,634 of interest expense in 2006 was incurred in connection with our accounts receivable funding from USA Funding that was paid off upon the completion of the CSAB transaction in the first quarter of 2006.

Income tax expense was $-0- for the three months ended June 30, 2007 and June 30, 2006. Income tax expense was $-0- for the six months ended June 30, 2007 compared to $1,278,000 for the six months ended June 30, 2006. The income tax expense in the six months ended June 30, 2006 was due to the aforementioned CSAB transaction. The effective tax rate in 2006 differs from the statutory tax rate primarily due to the utilization of net operating losses to reduce taxable income.

Results of Operations – Years Ended December 31, 2006 and 2005

We generated net income applicable to common stockholders of $2,258,577, or $0.17 per share diluted, for the year ended December 31, 2006, compared to a net loss applicable to common stockholders of ($652,410), or ($0.06) per share, for the year ended December 31, 2005. The net income for the year ended December 31, 2006 versus a net loss for the year ended December 31, 2005 is due primarily to the Mott’s transaction, a 14% increase in revenues, and a decrease in selling, general, and administrative expenses as detailed below. See section titled “Business of Issuer - Activation of Muscle Growth, Energy and Transport Pathways - Exercise Performance” above for a description of the Mott’s transaction.

Revenues for the year ended December 31, 2006 were $6,209,846 compared to revenues of $5,444,558 for the same period in 2005. Revenues increased in 2006 as compared to 2005 because we paid significant promotional expenses to promote our products in 2005 that were deducted from revenues. No such promotional expenses were paid in 2006.

Our gross profit margin on product sales increased to 44.1% in 2006 from 35.7% in 2005. The increase in gross profit margin for 2006 as compared to the same period in 2005 is due to the fact that we paid significant promotional expenses to promote our products in 2005 that were deducted from revenues. No such promotional expenses were paid in 2006. From time to time, we may incur additional promotional expenses in connection with the sale of our products. These promotional expenses should result in higher unit volumes of sales of these products. We anticipate that gross profit margin, as a percent of sales, may decrease as we move forward in 2007 due to increased costs of raw materials and manufacturing of our products. We are currently evaluating the costs of our products and we believe we may be able to better control these costs moving forward. We are also evaluating the possibility of increasing pricing to offset any potential decreases in gross margin.

Selling, general, and administrative (“SG&A”) expenses decreased to $2,917,450 for the year ended December 31, 2006 from $3,721,567 for the year ended December 31, 2005. SG&A expenses decreased due primarily to decreases in advertising and marketing expenses no longer necessary due to the aforementioned Mott’s transaction, as well as a decrease in personnel. We expect that advertising and marketing expenses will increase in 2007 due to the launch of SATIATRIM®.

Research and development expenses were $196,020 for the year ended December 31, 2006 compared to $195,242 for the year ended December 31, 2005. We anticipate R & D expenses will increase as we conduct additional clinical trials and seek out additional patents and claims for all of our products.

Interest expense decreased $70,718 to $31,416 for the year ended December 31, 2006 from $102,134 for the year ended December 31, 2005. Interest expense was incurred in connection with our accounts receivable funding from USA Funding described in the “Liquidity and Capital Resources” section below. Interest expense decreased for 2006 compared to 2005 because we discontinued the use of the accounts receivable funding when the Mott’s transaction closed.

Liquidity and Capital Resources

Our cash and liquidity position significantly improved with the sale on February 22, 2006 of our sports drink patents and trademarks to Mott’s for $4,000,000 cash plus future potential royalties. We used a portion of the cash proceeds of this transaction to repay $277,067 owed under our accounts receivable facility, to repay the $500,000 interest-bearing convertible note held by Hormel Health Labs, LLC, and approximately $611,981 owed to our exclusive contract manufacturer (an affiliate of Hormel). Prior to this transaction, we had experienced significant liquidity problems. There can be no assurance that we will not experience cash and liquidity problems again in the future.

At June 30, 2007, our current assets exceeded our current liabilities by approximately $4,228,000 with a ratio of current assets to current liabilities of approximately 4.0 to 1. At June 30, 2007, cash on hand was $1,500,446, a decrease of $1,063,592 from December 31, 2006, primarily as the result of an increase of $674,490 in accounts receivable, an increase in inventory of $868,944, a increase in prepaid expenses of $28,096, an increase in accounts payable and accrued expenses of $26,190, an increase in notes payable of $34,115 and an increase in deferred revenue of $87,921 from December 31, 2006. Accounts receivable increased at June 30, 2007 from December 31, 2006 due to normally higher revenues in the second quarter as compared to the fourth quarter of the previous year. Inventories increased in advance of both the ACCELERADE marketing initiatives and the SATIATRIM launch. Deferred revenue increased as a major customer increased its inventories in the second quarter of 2007 as compared to the fourth quarter of 2006.

We completed our pilot product launch of SATIATRIM during the early part of the second quarter of 2007 and on June 28, 2007, commenced the official launch of the product. Based upon the results of the pilot campaign, we have developed what we expect to be an effective marketing campaign. The primary aspects of the marketing campaign will consist of a public relations effort directed at leading women’s magazines supplemented by numerous direct response campaigns including e-mail as well as a series of full-page color ads in one of the leading woman’s magazines. We are also expanding our efforts beyond the U.S. market. In August, a major direct response company will launch SATIATRIM in Great Britain. Approximately $450,000 of SATIATRIM finished goods inventory have lot expiration dates that commence in December 2007 with a final expiration date of January 11, 2008. We expect that we will be able to sell through the entire finished goods inventory prior to the expiration of those lots. However, there can be no assurances that we will be able to sell through all or any of the inventory on hand as of June 30, 2007. If such inventory is not sold as of the early part of the fourth quarter of 2007, we will be required to write down such inventory at a loss equal to the value of the recorded inventory at that time. We will monitor the effectiveness of the marketing campaign throughout the third quarter of 2007.

At December 31, 2006, our current assets exceeded our current liabilities by approximately $3,874,000 with a ratio of current assets to current liabilities of approximately 4.1 to 1. At December 31, 2006, cash on hand was $2,564,038, an increase of $2,425,551 from December 31, 2005, primarily as the result of the Mott’s transaction (see Item 1(b) above). Accounts receivable increased at December 31, 2006 from December 31, 2005 due to higher revenues in the fourth quarter of 2006 as compared to the fourth quarter of 2005. Inventory increased at December 31, 2006 from December 31, 2005 in anticipation of the launch of SATIATRIM® in January 2007. Deferred tax assets decreased due to our recognition of net operating loss in connection with the Mott’s transaction. Accounts payable and accrued expenses decreased primarily as a result of the Mott’s transaction that enabled us to become current with our trade obligations. Deferred revenue decreased as our major customer increased its sell-through to the end-user consumers in 2006.

Notes payable (other than the long-term convertible note discussed below) decreased $85,617 to $44,327 from December 31, 2005 primarily as a result of repaying our accounts receivable funding from USA Funding. The amount of available credit was based on the value of our eligible receivables from time to time up to $1,000,000. This credit facility bore interest at a rate of prime plus 1.75% as well as a 0.75% discount rate on all advances. At December 31, 2005, we had approximately $74,000 outstanding under this facility. On February 22, 2006, with the proceeds of the sale of our sports drink assets to Mott’s, we repaid this facility in full and terminated it.

On January 28, 2005, we entered into a Series A Preferred Stock Purchase Agreement and related agreements with Hormel Health Labs pursuant to which we issued and sold 90,909 shares of Series A Preferred Stock for an aggregate purchase price of $1,000,000 or $11.00 per share. The Series A Preferred Stock issued to Hormel was converted into an aggregate 909,091 shares of common stock on June 23, 2006.

On August 24, 2005, we entered into another securities purchase agreement with Hormel Health Labs. Pursuant to this purchase agreement, Hormel Health Labs loaned us the principal amount of $500,000 in exchange for the convertible note, which amount would accrue interest at a rate of 8% per annum. The outstanding principal balance under the note and any accrued but unpaid interest thereon was due and payable on August 24, 2007. On February 22, 2006, we repaid the principal and accrued interest of this note in full with the proceeds of the sale of assets to Mott’s.

We have no material commitments for capital expenditures.

Impact of Inflation

We expect to be able to pass inflationary increases for raw materials and other costs on to our customers through price increases, as required, and do not expect inflation to be a significant factor in our business. However, our operating history is very limited, and this expectation is based more on observations of our competitors' historic operations than our own experience.

Seasonality

Sports nutrition products tend to be seasonal, especially in the colder climates. Lower sales are typically realized during the first and fourth fiscal quarters and higher sales are typically realized during the second and third fiscal quarters. We also plan our advertising and promotional campaigns for the ENDUROX® R4® and ACCELERADE® products around these seasonal demands. Weight loss products also have seasonality with greater sales seen in the first and second fiscal quarters following consumers’ New Year's resolutions to lose weight and their desire to lose weight in anticipation of the summer. Similarly, advertising and promotional expenditures for SATIETROL® will be designed to take advantage of this seasonality. We believe that the impact of new product introductions and marketing expenses associated with the introduction of new products will have a far greater impact on our operations than industry and product seasonality.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Impact of Recently Issued Financial Accounting Standards

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We have determined that the impact of the adoption of FIN 48 has no material effect on our results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently reviewing SFAS 157 to determine its impact and any material effect of its adoption.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 provides companies with an option to measure, as specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS 159 to have a material impact on its consolidated results of operations or financial condition.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain accounting policies have a significant impact on amounts reported in financial statements. A summary of those significant accounting policies can be found in Note A to our financial statements. We have not adopted any significant new accounting policies during the period ended December 31, 2006.

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. Actual results could differ from those estimates.

Among such estimates made by management in the preparation of our financial statements are the determinations of the allowance for doubtful accounts, inventory valuation, and revenue recognition as it relates to customer returns. The allowance for doubtful accounts is determined by assessing the realizability of accounts receivable by taking into consideration the value of past due accounts and collectability based on credit worthiness of such customers. We assess the realizability of inventories by reviewing inventory to determine the value of items that are slow moving, lack marketability, and by analysis of the shelf life of products. Estimates are made for sales returns based on historical experience with actual returns. Starting in 2004, certain of our products were subject to minimum sales thresholds by a significant retail customer. These sales thresholds are based on quantities sold- through at the retail level. We record revenue with respect to these products at the time the goods are sold-through to the end user as reported to us by the customer. We analyze retail sell-through data provided by the customer and our expectations of future customer sell-through trends. Based upon this information, we determine if any reserves for returns are necessary. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain accounting policies have a significant impact on amounts reported in financial statements. A summary of those significant accounting policies can be found in Note A to our financial statements.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers, directors and key employees, including their ages, as of October 2, 2007:

Name	Age	Position with PacificHealth

Robert Portman, Ph.D.	62	President, Chief Executive Officer, Chief Scientific Officer and
		Chairman of the Board of Directors
Stephen P. Kuchen	46	Chief Financial Officer, Chief Operating
		Officer, Treasurer, Secretary, and Director
David I. Portman	66	Director
Michael Cahr	67	Director*, #
Adam Mizel	37	Director*, #
Marc Particelli	61	Director#

*Member of Audit Committee

#Member of Compensation Committee

Two of our directors resigned during fiscal year 2006: Gary Jamison, who resigned on September 12, 2006 due to a change in his area of responsibility within Hormel Foods Corporation; and Robert Rowbal, who resigned on December 7, 2006. Both had been elected to our Board at the suggestion of Hormel Health Labs, LLC, an affiliate of Hormel Foods Corporation. Previously, Hormel Health Labs had the right by agreement to designate an individual to be nominated to our Board. This right lapsed, however, when Hormel Health Labs converted its shares of our Series A Preferred Stock into shares of our common stock.

On February 16, 2007, Messrs. Mizel and Particelli were appointed to our Board of Directors to fill vacancies following the resignations of Messrs. Jamison and Rowbal.

DR. ROBERT PORTMAN, age 62, has served as our President and Chief Executive Officer since June 2005 and our Chairman of the Board of Directors and Chief Scientific Officer since September 2004. From our inception to September 2004, Dr. Portman served as our President, Chief Executive Officer, and Chairman of the Board of Directors. Dr. Portman has a Ph.D. in Biochemistry and worked as a senior scientist at Schering Laboratories before co-founding M.E.D. Communications in 1974. In 1987, Dr. Portman started a consumer agency and, in 1993, he merged both agencies to form C&M Advertising with billings in excess of $100 million. Dr. Portman is coauthor of two books, Nutrient Timing and The Performance Zone. He has authored hundreds of articles on the role of nutrition in improving sports performance. He is a frequent guest on TV and radio and has been a keynote speaker at national coaches meetings on how nutritional intervention during and after exercise can improve athletic performance and speed muscle recovery. As Chief Scientific Officer of PacificHealth Laboratories, he holds 12 patents for nutritional inventions to improve sports performance as well as to control appetite and help in the management of Type II diabetes.

STEPHEN P. KUCHEN, age 46, has served as our Chief Financial Officer, Chief Operating Officer, Treasurer, Secretary and a Director, since September 2004. Prior to that, Mr. Kuchen served as our Vice President - Finance, Chief Financial Officer, Treasurer, Assistant Secretary and a Director, since June 2000. Mr. Kuchen initially joined us in February of 2000 as Controller. Prior to joining us, Mr. Kuchen was employed from 1996 to 1999 as the Controller of Able Laboratories, a public company located in South Plainfield, New Jersey that manufactures and sells generic pharmaceuticals. Prior to his employment by Able Laboratories, Mr. Kuchen was the Controller of Jerhel Plastics, a privately owned manufacturer of women's compact cases from 1993 to 1996. Mr. Kuchen is a graduate of Seton Hall University in South Orange, NJ, and is a Certified Management Accountant.

DAVID I. PORTMAN, age 66, has served as a Director from our inception. Mr. Portman has a BS in Pharmacy and an MBA. He worked as a sales representative and marketing manager for Eli Lilly, Beecham-Massengill, Winthrop Laboratories and Sandoz Pharmaceuticals before co-founding M.E.D. Communications in 1974. Currently, Mr. Portman is President of TRIAD Development, a real estate Company that has numerous commercial and rental properties in New Jersey.

MICHAEL CAHR, age 67, was appointed to the Board of Directors in April 2002. Since September 2004, Mr. Cahr has been a General Partner at Focus Equity Partners, a private equity investment and management firm that acquires middle market companies and assists them in reaching their performance potential. Prior to Focus, he was President of Saxony Consultants, a company that provides financial and marketing expertise to organizations in the United States and abroad. From February 2000 to March 2002, Mr. Cahr served as President and Chief Executive Officer of Ikadega, Inc., a Northbrook, Illinois server technology company developing products and services for the healthcare, data storage and hospitality fields. Mr. Cahr was Chairman of Allscripts, Inc., the leading developer of hand-held devices that provide physicians with real-time access to health, drug and other critical information from September 1997 through March 1999 and President, CEO and Chairman from June 1994 to September 1997. Prior to Allscripts, Mr. Cahr was Venture Group Manager for Allstate Venture Capital where he oversaw investments in technology, healthcare services, biotech and medical services from October 1987 to June 1994. Mr. Cahr serves as a director of Lifecell Corporation, a Branchburg, NJ-based, publicly-traded tissue engineering company where he has been a board member since 1991.

ADAM MIZEL, age 37, was appointed to the Board of Directors in February 2007. Since September 2005, Mr. Mizel has been the Managing Principal of the General Partner of the Aquifer Opportunity Fund, L.P., an investment fund that takes a private equity approach to investing in small capitalization public companies. Mr. Mizel previously was Managing Director and Chief Operating Officer of Azimuth Trust, LLC., an alternative asset management firm from 2001 until 2005. Earlier, Mr. Mizel was a partner at Capital Z Partners, L.P., a private equity and alternative investment firm, and Managing Director at Zurich Centre Investments, Inc., the North American private equity unit of Zurich Financial Services Group. Mr. Mizel began his investment career at Morgan Stanley Capital Partners in 1991.

MARC PARTICELLI, age 61, was appointed to the Board of Directors in February 2007. Since July 2006, Mr. Particelli has been Chairman of the Board of Coactive Marketing Group (NASDAQ: CMKG), an integrated marketing communications agency. Mr Particelli served as interim President and Chief Executive Officer of Coactive from July 2006 through October 2006. From August 2005 until March 2006, Mr. Particelli was the Chief Executive Officer of TSM Corporation, a telecommunications company serving the Hispanic market. Mr. Particelli was Chairman of the Board, President and Chief Executive Officer of Modem Media, an interactive marketing services firm, from January 1991 until its acquisition by Digitas Inc. in October 2004. Earlier, Mr. Particelli was a partner at Oak Hill Capital Management, a private equity investment firm, and managing director at Odyssey Partners L.P., a hedge fund. Prior to entering the private equity business, Mr. Particelli spent 20 years with Booz Allen where he helped create the Marketing Industries Practice and led its expansion across Europe, Asia and South America. Mr. Particelli also currently serves as a director of, and investor in, several private companies and as an advisor to several private equity firms.

All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

Scientific Advisory Boards

We have established a Scientific Advisory Board to provide us with on-going advice and counsel regarding research direction, product development, analysis of data, and general counseling. As the need arises, we consult with individual members of this board on a non-scheduled basis.

Family Relationships

Robert Portman and David Portman are brothers. There are no other family relationships among our directors, executive officers or persons nominated or chosen to become our directors or executive officers.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control person has been involved in any legal proceeding during the past five years that is required to be disclosed pursuant to Item 401(d) of Regulation S-B.

EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

The table below sets forth information concerning compensation paid to Dr. Robert Portman and Stephen Kuchen in 2006. None of our executive officers other than Dr. Portman and Mr. Kuchen received compensation of $100,000 or more in fiscal 2006. As set forth below, our compensation program for our executive officers consists of base salary and discretionary option awards.

We refer to such persons in this prospectus as our “Named Executive Officers”:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Nonqualified Deferred Compensa-tion Earnings ($)	All Other Compensa-tion ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert Portman, Chairman of the Board, Chief Executive Officer, President and Chief Scientific Officer	2006	$275,000(1)	__	__	$103,282(2)	__	__	$0(3)	$378,282
Stephen P. Kuchen, Chief Financial Officer, Chief Operating Officer, Treasurer, Secretary and Director	2006	$137,500(4)	$2,000	__	$32,451(2)	__	__	__	$171,951

(1) Under the terms of his employment agreement in effect during 2006, Dr. Portman received an annual base salary of $225,000 and received a payment of the accrued amount $50,000 following the February 22, 2006 closing of our sale to Mott’s LLP of patents, trademarks, web sites and other intellectual property related to our ENDUROX® R4® and ACCELERADE® sports nutrition product lines. Effective as of January 1, 2007, Dr. Portman’s annual base salary was increased to $295,000.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) of awards of stock options and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount are included in Note A[10] of our audited financial statements for the fiscal years ended December 31, 2006 and 2005 included in this prospectus and in Note B[10] of our audited financial statements for the years ended December 31, 2005 and 2004 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2006..

(3) Perquisites and other personal benefits received by Dr. Portman in the aggregate were less than $10,000.

(4) Effective as of January 1, 2007, Mr. Kuchen’s base salary was increased to $150,000.

Employment Agreements

The annual base salary reflected in the Summary Compensation Table for Dr. Portman is fixed in his employment agreement, which is described below. We do not have a written or unwritten employment agreement with Mr. Kuchen. His annual base salary is determined by our Compensation Committee and is adjusted periodically.

During 2006, we employed Dr. Portman under an extension of his employment agreement. This agreement provided that Dr. Portman was entitled to receive salary compensation of $275,000 per year, but that he would receive $225,000 as an annual base salary until our financial condition significantly improved. When our financial condition improved, he would receive the accrued difference of $50,000. Following the closing of our sale of intellectual property assets to Mott’s in February 2006, Dr. Portman received $50,000 pursuant to this provision of the extension employment agreement. In addition, the extension employment agreement provided that Dr. Portman was entitled to an annual bonus not to exceed 100% of his base salary. Dr. Portman’s eligibility for, and the amount of, this bonus, was to be based upon attainment of milestones by the company and/or Dr. Portman. No milestones for this bonus were established during 2006, and no bonus was paid in 2006.

Under the extension employment agreement, Dr. Portman received options to purchase up to 450,000 shares of our common stock pursuant to our 2000 Stock Option Plan. The exercise price of the options was set at $0.65 per share, which was the prevailing market price of our common stock at September 1, 2004. One-third of the options vested on September 1, 2004, one-third on September 1, 2005, and the remaining one-third on September 1, 2006.

Under the extension employment agreement, Dr. Portman was also entitled to payments upon his termination or upon a change-in-control of the company as described below under the heading “Post-Termination or Change-In-Control Payments.” The term of the extension employment agreement terminated on December 31, 2006.

On December 13, 2006, our Compensation Committee recommended, and our full Board of Directors approved, the terms of a new employment agreement with Dr. Portman, effective January 1, 2007. Under the new employment agreement, Dr. Portman will receive a salary of $295,000 per year, as well as a car allowance in the amount of $975 per month. In addition, Dr. Portman will be entitled to an annual bonus not to exceed 100% of his base salary. Dr. Portman’s eligibility for, and the amount of, this bonus will be based upon attainment of milestones by the company and/or Dr. Portman. The milestones will be agreed upon by Dr. Portman and our Compensation Committee. No milestones have been determined at this time. The term of Dr. Portman’s employment agreement will terminate on December 31, 2008, unless terminated earlier by either Dr. Portman or the company. Dr. Portman has the right to terminate the employment agreement without cause on thirty days’ prior written notice, or with cause. The company also has the right to terminate Dr. Portman’s employment agreement with or without cause. In addition, if Dr. Portman’s employment is terminated by us without cause, or by Dr. Portman for cause, any stock options granted to Dr. Portman, to the extent not already vested, will vest. Under the new employment agreement, Dr. Portman also will be entitled to payments upon his termination or upon a change-in-control of the company as described below under the heading “Post-Termination or Change-In-Control Payments.”

Equity Awards in 2006

During 2006, our Compensation Committee recommended, and our full Board of Directors approved, stock option awards to our executive officers as follows:

Executive Officer	Number of Shares of Common Stock Underlying Options	Exercise Price	Grant Date
Dr. Robert Portman	300,000	$0.60	February 13, 2006
	275,000	$1.13	December 13, 2006
Stephen Kuchen	100,000	$0.60	February 13, 2006
	50,000	$1.13	December 13, 2006

Each of the options listed above vests over a three-year period in equal, annual installments beginning on the first anniversary of the date of grant. The exercise price per share of the options is equal to the closing price, on the date of the grant, of our common stock on the Over-the-Counter Bulletin Board.

The stock option awards granted to Dr. Portman in 2006 were not issued under any of our stock option plan, but the terms and conditions of Dr. Portman’s awards are similar to those of our 2000 Incentive Stock Option Plan. The 2006 stock option awards to Stephen Kuchen were granted under our 1995 Incentive Stock Option Plan. The material terms of the 1995 Incentive Stock Plan and the 2000 Incentive Stock Option Plan are described in Note H to our audited financial statements for the fiscal years ended December 31, 2006 and 2005 included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the value of all unexercised options previously awarded to the executive officers named above at the fiscal year end, December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert Portman, Chairman of the Board, Chief Executive Officer, President and Chief Scientific Officer	__ __ 450,000(3) 300,000(4)	275,000(1) 300,000(2) __ __	__ __ __ __	$1.13 $0.60 $0.65 $2.79	12/12/2011 02/13/2011 08/21/2009 12/31/2007	__	__	__	__
Stephen P. Kuchen, Chief Financial Officer, Chief Operating Officer, Treasure, Secretary and Director	__ __ 90,000(5) 20,000(6)	50,000(1) 100,000(2) 30,000(5) __	__ __ __ __	$1.13 $0.60 $0.70 $1.92	12/12/2011 02/13/2011 10/01/2009 03/06/2008	__	__	__	__

(1) These options vest in three equal annual installments beginning on December 13, 2007.

(2) These options began vesting in three equal annual installments on February 13, 2007.

(3) These options vested in three equal annual installments beginning on September 1, 2004.

(4) These options vested in three equal annual installments beginning on January 1, 2003.

(5) These options began to vest in four equal annual installments on October 1, 2004. The last 30,000 shares will vest on October 1, 2007.

(6) These options vested in two equal annual installments beginning on March 6, 2004.

Post-Termination or Change-In-Control Payments

Under his employment agreement with us, Dr. Portman has the right to receive payments upon his termination in certain circumstances and in the event of a change-in-control of the company. The terms relating to post-termination and change-in-control payments in Dr. Portman’s new employment agreement that became effective January 1, 2007 are identical to those in the extension employment agreement that was effective during 2006.

If Dr. Portman's employment is terminated for any reason whatsoever (except by us with cause), Dr. Portman will be entitled to receive a lump sum payment of an amount equal to the base salary which would have been paid during the period beginning on the date of termination of employment and ending on the earlier of (1) the scheduled termination date, or (2) the first anniversary date of the termination date. Upon Dr. Portman's termination for any reason, including his voluntary termination, Dr. Portman will not be bound by any non-competition agreement unless we continue to pay his salary, in which case he will be subject to a one-year non-competition agreement. In addition, if Dr. Portman’s employment is terminated by us without cause or by Dr. Portman for cause, any stock options granted to Dr. Portman, to the extent not already vested, will vest.

In the event of a change-in-control of the company, Dr. Portman will be entitled to be paid, as additional compensation, a lump sum equal to his annual base salary in effect immediately prior to the change-in-control, payable at closing or completion of the change-in-control, or otherwise as required under Section 409A of the Internal Revenue Code. At the same time, all of his unvested options will vest. A change-in-control means:

•

the acquisition of beneficial ownership, by any stockholder or group of stockholders, not including stockholders who are our officers or directors on the date of the employment agreement or any affiliate of such officer or director, of shares of our capital stock entitled to cast at least 50% of all votes which may be cast in the election of our directors, or

•	any sale of the company, including

•	any merger or consolidation involving the company if the stockholders of the company prior to the merger hold less than 50% of the shares of the combined entity after the merger, or

•	the transfer or sale of all or substantially all of the assets of the company.

Under our arrangement with Mr. Kuchen, in the event of a sale, merger or change in control of the company, Mr. Kuchen will receive one-half of his annual salary and all of his options would become immediately vested. If Mr. Kuchen were subsequently terminated, Mr. Kuchen would receive one-half of his annual salary as severance.

DIRECTOR COMPENSATION

In the past, we have compensated our non-employee Directors with awards of options to purchase shares of our common stock at an exercise price equal to the closing trading price of our common stock on the Over-the-Counter Bulletin Board on the date of grant. In the past, we have not granted option awards to our non-employee Directors who are associated with Hormel Health Labs, LLC or Hormel Foods Corporation.

Dr. Robert Portman, our Chairman of the Board, Chief Executive Officer, President and Chief Scientific Officer, and Stephen Kuchen, our Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary, receive no compensation for their services as Directors because they are employees of the company. The compensation received by Dr. Portman and Mr. Kuchen as employees of the company is shown in the Summary Compensation Table on page 18.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee Directors for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David I. Portman	__	__	$15,333(1)	__	__	__	$15,333
Michael Cahr	__	__	$15,333 (1)	__	__	__	$15,333
Gary Jamison (2)	__	__	__	__	__	__	__
Robert R. Rowbal (3)	__	__	__	__	__	__	__

(1) The amounts in column (d) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123(R) of awards of stock options and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount are included in Note A[10] of our audited financial statements for the fiscal years ended December 31, 2006 and 2005 included elsewhere in this prospectus and in Note B[10] of our audited financial statements for the years ended December 31, 2005 and 2004 included in our Annual Report on Form 10-KSB filed with the SEC on March 31, 2006. As of December 31, 2006, each Director had the following number of options outstanding: David I. Portman – 85,000; and Michael Cahr – 80,000.

(2) Mr. Jamison resigned as a director on September 12, 2006. Mr. Jamison was elected to our Board of Directors pursuant to the Amended and Restated Investor Rights Agreement between us and Hormel Health Labs, LLC as the holder of all of our outstanding Series A Preferred Stock. That agreement gave the holders of the Series A Preferred Stock the right to designate an individual to be nominated to our Board, provided that such designee would be considered an independent director. Mr. Jamison resigned from our Board in connection with a change in his area of responsibility within Hormel.

(3) Mr. Rowbal was elected as director on September 25, 2006 by our Board of Directors. Mr. Rowbal is Business Unit Controller for the Specialty Foods Group of Hormel Foods Corporation and was elected to our Board of Director at the suggestion of Hormel Health Labs. Mr. Rowbal was not elected pursuant to any arrangement or understanding. Previously, Hormel Health Labs had the right by agreement to designate an individual to be nominated to our Board of Directors. This right lapsed, however, when Hormel Health Labs converted its shares of our Series A Preferred Stock to common stock. Mr. Rowbal resigned on December 7, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two fiscal years, we have not entered into any material transactions or series of transactions which, in the aggregate, would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest, nor are any such transactions presently proposed, except as follows:

(a)          On January 12, 2005, six of the directors then serving on our Board of Directors loaned us an aggregate amount of $60,000, which amount was intended to be a bridge loan pending financing. This amount was repaid with the proceeds of the sale of preferred stock described below.

(b)         On January 28, 2005, we entered into a Series A Preferred Stock Purchase Agreement and related agreements with Hormel Health Labs, LLC pursuant to which we issued and sold 90,909 shares of Series A Preferred Stock for an aggregate purchase price of $1,000,000 or $11.00 per share. The shares of Series A Preferred Stock issued to Hormel were convertible into an aggregate 909,091 shares of common stock, subject to adjustment. In connection with the Series A Stock Purchase Agreement, we entered into an Investors Rights Agreement with Hormel on the same date. Under the Investors Rights Agreement, we agreed, upon request by the holders of the Series A Preferred Stock, and subject to customary terms and conditions, to file a registration statement with the SEC registering for resale the shares of common stock issuable upon conversion of the Series A Preferred Stock. Under the Investors Rights Agreement, we also agreed to include the common stock issuable upon conversion of the Series A Preferred Stock in any other registration statement we filed with the SEC. As long as at least 50% of the original shares of the Series A Preferred Stock remained outstanding, the holders had the right to designate an individual to be nominated to our Board of Directors, provided that such designee would be considered an independent director under the Exchange Act. We and Hormel later amended and restated the Investors Rights Agreement in connection with Hormel’s $500,000 loan to us in exchange for our secured convertible promissory note. See paragraph (d) below. Also in connection with the Series A Preferred Stock Purchase Agreement, we entered into a Right of First Refusal and Co-Sale Agreement with Hormel and Dr. Robert Portman, the Chairman of our Board of Directors and Chief Executive Officer. Under this agreement, we and Hormel had the right of first refusal to purchase shares of our common stock, which were held by Dr. Portman and which he wished to sell, at the price and terms offered by a third party. In addition, if the right of first refusal was not exercised in connection with any sale by Dr. Portman, Hormel would have the right to require a portion of its shares to be included with Dr. Portman’s sale to a third party. Certain sales by Dr. Portman were exempt from these restrictions, including public sales by Dr. Portman pursuant to Rule 144. We terminated the Investors Rights Agreement and the Co-Sale Agreement in January 2007. See paragraph(f) below.

(c)          On January 28, 2005, we entered into an Exclusive Custom Manufacturing Agreement with an affiliate of Hormel. The agreement provides for the exclusive manufacturing and processing of our powered sports drinks at fixed prices. The initial term of the agreement is one year. This was extended to two years under a new Securities Purchase Agreement which is described below in paragraph (d). This agreement was terminated in 2007.

(d)         On August 24, 2005, we entered into a Securities Purchase Agreement with Hormel. Pursuant to the Securities Purchase Agreement, Hormel loaned us the principal amount of $500,000 in exchange for our secured convertible promissory note, which amount accrued interest at a rate of 8% per annum. The outstanding principal balance under the note and any accrued but unpaid interest thereon was due and payable on August 24, 2007 to the extent that Hormel had not exercised certain conversion rights under the note. On February 22, 2006, we repaid the principal and accrued interest on the note in full.

(e)          On February 22, 2006, we sold to Mott's LLP the patents, trademarks, web sites and other intellectual property related to our ACCELERADE® and ENDUROX® sports nutrition product lines, and we entered into a license agreement with Mott’s that gives us the exclusive, royalty free right to continue to sell these products in powder, gel and pill form. In connection with these transactions, Dr. Robert Portman, our Chairman, CEO, President and Chief Scientific Officer, entered into a Consulting, License and Non-Competition Agreement for a period ending on the later of the second anniversary of launch of a product by Mott's or February 22, 2009. Under the consulting agreement, Dr. Portman will consult with Mott's with respect to research, development, enhancement, testing, marketing and sale of products related to the transferred intellectual property. Dr. Portman will not receive any compensation for these services, other than for personal appearances at certain speaking engagements and media opportunities. Dr. Portman is significantly limited in his ability to engage in the research, development, testing, marketing, sale or distribution of sports drinks, except with respect to our activities under the License Agreement or on behalf of Mott's. Under the consulting agreement, Dr. Portman has licensed, for no additional compensation, the non-exclusive right to use his name, in connection with the packaging, marketing and sale of any products by Mott's under the ACCELERADE® and ENDUROX® brands. In the license agreement between the company and Mott’s, we granted Mott's similar rights to use the company's name. The breach of certain covenants by Dr. Portman in the consulting agreement may give Mott's the right to terminate the company's rights under the license agreement or the royalty payments under the asset purchase agreement.

(f)          Effective January 5, 2007, we terminated the amended and restated Investors Rights Agreement that we initially entered in with Hormel on January 28, 2005. The other party to this transaction was Diamond Crystal Sales, LLC, which acted in its capacity as successor to Hormel following Hormel’s merger with and into Diamond effective October 31, 2006. In addition, effective as of January 5, 2007, we, Diamond and Dr. Robert Portman, our Chief Executive Officer, President, Chief Scientific Officer and Chairman of the Board, terminated the Right of First Refusal and Co-Sale Agreement into which we, Hormel and Dr. Portman had previously entered on January 28, 2005. The termination of the Investors Rights Agreement and the Co-Sale Agreement occurred in connection with Diamond’s sale of the 909,091 shares of our common shares previously held by Hormel in a private transaction to certain purchasers effective January 5, 2007. Hormel had acquired the 909,091 shares of our common stock upon its conversion of the 90,909 shares of our Series A Convertible Preferred Stock that it purchased pursuant to the Series A Preferred Stock Purchase Agreement which is described in paragraph (b) above. Upon the closing of Diamond’s sale of the common stock, the Investor Rights Agreement and the Co-Sale Agreement, and all rights, duties, obligations and liabilities of the parties under the agreements, terminated. This included termination of any liability for breach or non-fulfillment of either agreement prior to the sale of the common stock. The purchasers of the shares of common stock sold by Diamond included Dr. Robert Portman, David Portman and Michael Cahr, each of whom purchased 100,000 shares at $0.95 per share. Messrs. Portman and Cahr were members of our Board at the time of the transaction. The purchasers also included the Aquifer Opportunity Fund of which Adam Mizel, one or our Directors, is the Managing Principal. At the time of the transaction, Mr. Mizel was not yet one of our Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of October 2, 2007, we had 13,486,426 shares of common stock outstanding. The following table sets forth information concerning the present ownership of our common stock by our directors, executive officers and each person known to us to be the beneficial owner of more than five percent of the outstanding shares of our common stock.

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class

Robert Portman (3) Chairman of the Board, Chief Executive Officer, President and Chief Scientific Officer	3,211,051	22.1%
Stephen P. Kuchen (4) Vice President, Chief Financial Officer and a Director	199,378	1.5%
David I. Portman (5) Secretary and a Director	518,928	3.8%
Michael Cahr (6) Director	242,500	1.8%
Adam Mizel (7) Director	371,280	2.8%
Marc Particelli Director	54,054	*
Executive Officers and Directors as a group (6 persons)	4,597,191	31.1%

Matthew Smith (8) 241 Central Park West New York, NY 10024	1,081,644	7.8%

Diker Management, LLC (9) 745 Fifth Ave., Suite 1409 New York, NY 10151	908,859	6.8%

*	Less than one percent

(1)	Except as otherwise indicated, the address of each person named in the above table is c/o PacificHealth Laboratories, Inc., 100 Matawan Road, Suite 420, Matawan, NJ 07747.

(2)

Common Stock which is issuable upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days is considered outstanding for the purpose of computing the percentage ownership (x) of persons holding such options, and (y) of officers and directors as a group with respect to all options held by officers and directors.

(3)

Includes 550,000 shares issuable upon the exercise of options granted under our 2000 Incentive Stock Option Plan (“2000 Plan”); 300,000 shares issuable upon the exercise of options granted under his 2004 Employment Contract Amendment not under any Incentive Stock plan (“NON-ISO”); and 160,428 shares issuable upon the exercise of warrants issued pursuant to a 2003 Private Placement. Does not include 200,000 shares of Common Stock owned by

Jennifer Portman, Dr. Portman's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.

(4)

Includes 53,334 shares issuable upon the exercise of options granted under our 1995 Plan; 90,000 shares issuable upon the exercise of options granted not covered under any Plan (“NON-ISO”) and 5,348 shares issuable upon the exercise of warrants issued pursuant to a 2003 Private Placement.

(5)

Includes 45,000 shares issuable upon the exercise of options granted under our 1995 Plan; 15,000 shares issuable upon the exercise of options granted under our 2000 Plan; and 53,476 shares issuable upon the exercise of warrants granted pursuant to a 2003 Private Placement.

(6)	Includes 15,000 shares issuable upon the exercise of options granted under our 1995 Plan.

(7)

Includes 371,280 shares that are owned by Acquifer Opportunity Fund, L.P., of which Mr. Mizel is the managing principal of the general partner. Mr. Mizel disclaims beneficial ownership of the shares owned by Acquifer Opportunity Fund, L.P. except to the extent of his pecuniary interest therein.

(8)

Includes 318,048 shares issuable upon the exercise of warrants granted pursuant to a 2003 Private Placement and 127,500 shares issuable upon the exercise of warrants granted pursuant to consulting services pursuant to a 2003 Private Placement.

(9)

As reported in a Schedule 13G filed with the SEC on February 12, 2007, Diker GP, LLC, a Delaware limited liability company ("Diker GP"), is the general partner of the Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP, and Diker M&S Cap Master Ltd, each of which is a Delaware limited partnership (collectively, the “Diker Funds”). As the sole general partner of the Diker Funds, Diker GP, has the power to vote and dispose of the shares of our common stock owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC, a Delaware limited liability company ("Diker Management"), serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management, and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be beneficial owners of shares beneficially owned by Diker GP and Diker Management. Diker GP, Diker Management, Charles M. Diker and Mark N. Diker disclaim all beneficial ownership as affiliates of a Registered Investment Adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31,2006, information regarding our existing compensation plans and individual compensation arrangements pursuant to which our equity securities are authorized for issuance to employees or non-employees (such as directors, consultants and advisors) in exchange for consideration in the form of services:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	957,000	$1.58	527,375
Equity compensation plans not approved by security holders	1,145,000	$0.76	N/A
Total	2,102,000	$1.13	527,375

Pursuant to the terms of Dr. Portman’s employment agreement with us and pursuant to Mr. Kuchen’s arrangement with us, each of our named executive officers hold options to purchase shares of our common stock. These options have not been approved by our stockholders. Specifically, Mr. Kuchen holds options to purchase 120,000 shares of our common stock and Dr. Portman holds options to purchase an aggregate of 1,025,000 shares of our common stock. The terms of the options granted to Mr. Kuchen are similar to those of our 1995 Incentive Stock Plan. The terms of the options granted to Dr. Portman are similar to those of our 2000 Incentive Stock Option Plan. The material terms of the 1995 Incentive Stock Plan and the 2000 Incentive Stock Option Plan are described in Notes to our audited financial statements for the fiscal years ended December 31, 2006 and 2005 included elsewhere in this prospectus. For information about the vesting schedule and exercise prices of these options, see the entries corresponding to footnotes (1), (2), (4) and (5) in the above table captioned “Outstanding Equity Awards at Fiscal Year-End.”

DESCRIPTION OF SECURITIES

We are authorized to issue up to 50,000,000 shares of common stock, par value $0.0025 per share, and 1,000,000 shares of preferred stock, no par value. As of the date of this prospectus, there are 13,486,426 shares of common stock outstanding. We also have outstanding options and warrants to purchase an aggregate of 2,199,500 additional shares of common stock, in addition to the 792,330 shares issuable upon exercise of warrants that may be resold under this prospectus. The options and warrants do not confer upon holders any voting, dividend or other rights as stockholders of PacificHealth.

The following is a summary of the material terms of our common stock and our preferred stock. This summary does not purport to be complete or to contain all the information that may be important to you and is qualified in its entirety by reference to our certificate of incorporation, as amended, and bylaws, as amended. We encourage you to read the provisions of these documents to the extent they relate to your individual investment strategy. Our certificate of incorporation, as amended, and bylaws, as amended, are filed as exhibits to our Registration Statement on Form SB-2 (Registration No. 333-36379) filed on September 25, 1997. An amendment to our certificate of incorporation increasing the authorized number of shares of common stock is filed as an exhibit to our annual report on Form 10-KSB for the year ended December 31, 2002. The Certificate of Designations relating to our Series A Preferred Stock is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2005. The Certificate of Designations relating to our Series B Preferred Stock is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2005. See the section of this prospectus entitled “Where You Can Find More Information.”

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such time and in such amounts as our Board of Directors may, from time to time, determine in its sole discretion. Holders of common stock are also entitled to one vote for each share of common stock held of record on all matters submitted to a vote of shareholders. The common stock is not entitled to preemptive rights and is not subject to redemption. Upon our liquidation, dissolution or winding up the assets legally available for distribution to shareholders are distributable ratably among the holders of the common stock and of any participating preferred stock outstanding at that time after payment of the liquidation preferences, if any, on all outstanding preferred stock and payment of creditors' claims. Each outstanding share of common stock is fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuance of preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of PacificHealth.

Series A Preferred Stock

All of the outstanding shares of our Series A Preferred Stock have been converted into shares of our common stock and no shares are available for issuance.

Warrants

The following is a brief summary of the warrants held by the Selling Stockholders. This summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrants. The form of the warrants held by the Selling Stockholders is filed as Exhibit 4.6 to our Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on September 29, 2003.

Exercise Price and Terms

Each warrant entitles the registered holder thereof to purchase one share of common stock, at any time during the five-year period commencing on the original issue date, at an exercise price equal to $.6325. The holder of any warrant may exercise such warrant by surrendering the certificate representing the warrant to us, with the subscription form thereon properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until the expiration of the warrants. No fractional shares will be issued upon the

42

exercise of the warrants.

Redemption

Beginning one year after the initial closing of the private placement pursuant to which we issued the warrants, we may redeem any or all outstanding and unexercised warrants at a price of $.05 per warrant share upon 30 days notice if both (a) during the 30 consecutive trading days ending on the date prior to the giving of the notice the market price for at least 20 of such days is in excess of 200% of the warrant exercise price, and (b) the average daily trading volume during the 30 consecutive trading day period is in excess of 30,000 shares per day.

Adjustments

The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment, upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the common stock. Additionally, an adjustment will be made in the case of a reclassification or exchange of common stock, consolidation or merger of us with or into another corporation, sale of all or substantially all of our assets or our dissolution, in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of common stock that might have been purchased upon the exercise of the warrant.

Transfer, Exchange and Exercise

Subject to applicable securities law, the warrants may be presented to us for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the warrants become wholly void and of no value.

Warrantholders Not Shareholders

The warrants do not confer upon holders any voting, dividend or other rights as our shareholders.

Certain Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Issuance of Preferred Stock

As noted above, our Board of Directors, without shareholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

Number and Terms of Directors

Pursuant to our bylaws, our Board of Directors has the authority to determine the number of directors that will constitute our Board of Directors and the terms of office of directors. The power of the Board of Directors to increase the number of directors to a maximum of nine and to determine directors' terms of office could make it more difficult for shareholders to replace a majority of the Board of Directors, may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the Board of Directors.

Advance Notice of Nominations and Shareholder Proposals

Our bylaws generally require at least 60 but no more than 90 days' advance notice by a shareholder of a proposal or director nomination that such shareholder desires to present at any annual meeting or special meeting of shareholders, which would prevent a shareholder from making a proposal or a director nomination at a shareholder meeting without our having advance notice of the proposal or director nomination. In the event that we give less than 70 days' notice or prior public disclosure of the date of any meeting of shareholders, a shareholder must provide notice of a proposal or director nomination to us no later than ten days following the day on which the notice of such meeting was mailed or public disclosure of the date of such meeting was made. These provisions could make a change in control more difficult by providing the incumbent directors with more time to prepare an opposition to a proposed change in control.

Special Meetings of Our Shareholders May Be Called Only by the Board of Directors, the Chairman, the President or the Holders of a Majority of the Outstanding Shares of Common Stock

Our bylaws only permit the Board of Directors, the Chairman of the Board of Directors, the President or the holders of a majority of the outstanding shares of common stock entitled to vote at such meeting to call a special meeting of shareholders. This provision may prevent a shareholder with less than a majority interest from calling a special meeting unless such shareholder first obtains adequate support from a sufficient number of other shareholders.

Amendment of Our Bylaws

Our certificate of incorporation and our bylaws authorize the Board of Directors to alter, amend or repeal the bylaws or adopt new bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present. Our bylaws permit shareholders to alter, amend or repeal the bylaws or adopt new bylaws by the affirmative vote of the holders of two-thirds of the shares of our common stock of entitled to vote at any regular or special meeting of shareholders, provided that notice of such alteration, amendment, repeal or adoption of new bylaws is stated in the notice of any such special meeting. These provisions would prevent a shareholder with less than a two-thirds interest from altering, amending or repealing any bylaw or adopting any new bylaw unless such shareholder had first obtained adequate support from a sufficient number of other shareholders, but would permit a majority of the directors to take such action without approval of shareholders.

No Cumulative Voting in the Election of Directors

Our shareholders are not permitted to cumulate their votes in the election of directors. As a result, shareholders owning a majority of our common stock may elect all of the directors.

The Delaware General Corporation Law

We are not subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder, unless

•	prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder,

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•

on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested shareholder,

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder,

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder,

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder, or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of us if it is determined that such person acted in accordance with the applicable standard of conduct. Article NINTH of our certificate of incorporation, as amended, provides for the indemnification of directors and officers to the full extent permitted by Delaware law.

We may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective June 28, 2005, we engaged Weiser LLP to serve as the independent public accountants to audit our financial statements for the fiscal year ending December 31, 2005.

During our past two fiscal years and the interim period through October 2, 2007, we had no disagreements with Weiser on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Weiser's satisfaction, would have caused Weiser to make reference to the subject matter of the disagreement in connection with its report. During our past two fiscal years, Weiser did not advise us of any of the matters specified in Item 304(a)(1)(B) of Regulation S-B.

The appointment of Weiser as independent public accountants was approved by our Board of Directors and the Audit Committee of our Board of Directors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Eckert Seamans Cherin & Mellott, LLC, Two Liberty Place, 50 South 16th Street, 22nd Floor, Philadelphia, Pennsylvania 19102.

EXPERTS

The financial statements of PacificHealth Laboratories, Inc. as of and for the years ended December 31, 2006 and 2005 included in this prospectus have been audited by Weiser LLP, independent auditors, as stated in their report appearing with the financial statements. Weiser’s report includes an emphasis of a matter paragraph for the Company’s adoption of Statement of Accounting Standards No. 123 (Revised 2004). These financial statements are included in reliance upon the report of Weiser LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the Securities and Exchange Commission at the Headquarters Office, 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, Headquarters Office, 100 F Street, N.E., Room 1580, Washington, DC 20549 or by calling the Securities and Exchange Commission at (202) 942-8090. The Securities and Exchange Commission maintains a web site that contains reports, proxy statements and other information regarding us. The address of the Securities and Exchange Commission web site is http://www.sec.gov.

In addition, we maintain a web site that contains information regarding us, including copies of reports, proxy statements and other information we file with the Securities and Exchange Commission. The address of our web site is www.pacifichealthlabs.com. Our web site, and the information contained on that site, or connected to that site, are not incorporated and do not constitute a part of this prospectus.

We have filed a registration statement on Form SB-2/A with the Securities and Exchange Commission for the common stock offered by the Selling Stockholders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to, or incorporated by reference into, the registration statement for copies of the actual contract, agreement or other document.

Index to Financial Statements

Page

Unaudited Financial Information:

Balance sheets as of June 30, 2007 (unaudited) and December 31, 2006	F-2

Statements of operations for the three and six months ended June 30, 2007 (unaudited) and 2006 (unaudited)	F-3

Statements of cash flows for the six months ended June 30, 2007 (unaudited) and 2006 (unaudited)	F-4

Notes to unaudited financial statements	F-5

Audited Financial Information:

Report of independent registered public accounting firm	F-9

Balance sheets as of December 31, 2006 and 2005	F-10

Statements of operations for the years ended December 31, 2006 and 2005	F-11

Statements of changes in stockholders' equity for the years ended December 31, 2006 and 2005	F-12

Statements of cash flows for the years ended December 31, 2006 and 2005	F-13

Notes to financial statements	F-14

PACIFICHEALTH LABORATORIES, INC.
BALANCE SHEETS

ASSETS

	June 30, 2007 (Unaudited)	December 31, 2006
Current assets:
Cash and cash equivalents	$1,500,446	$2,564,038
Accounts receivable, net	1,170,724	502,234
Inventories	2,782,219	1,913,275
Prepaid expenses	172,155	144,059
Total current assets	5,625,544	5,123,606

Property and equipment, net	150,405	74,163

Deposits	10,895	10,895

Total assets	$5,786,844	$5,208,664

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$78,442	$44,327
Accounts payable and accrued expenses	986,947	960,757
Deferred revenue	332,118	244,197
Total current liabilities	1,397,507	1,249,281

Stockholders’ equity:
Common stock, $.0025 par value; authorized 50,000,000 shares; issued and outstanding: 13,352,346 shares at June 30, 2007 and 12,776,690 shares at December 31, 2006	33,381	31,942
Additional paid-in capital	18,648,152	17,867,945
Accumulated deficit	(14,292,196)	(13,940,504)
	4,389,337	3,959,383

Total liabilities and stockholders’ equity	$5,786,844	$5,208,664

See accompanying notes to financial statements.

PACIFICHEALTH LABORATORIES, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Net product sales	$2,069,889	$1,747,206	$3,888,783	$3,322,602

Cost of goods sold	1,304,359	952,691	2,437,246	1,711,086

Gross profit	765,530	794,515	1,451,537	1,611,516

Selling, general and administrative expenses	830,663	782,430	1,679,829	1,530,763
Research and development expenses	51,793	46,233	127,163	87,484
Depreciation expense	24,519	14,858	40,331	28,952
	906,975	843,521	1,847,323	1,647,199

Net operating loss	(141,445)	(49,006)	(395,786)	(35,683)

Other income (expense):
Gain on sale of patents/technology, net of expenses of $90,795	—	—	—	3,909,205
Other income	—	—	10,000	—
Interest income	15,395	24,319	35,931	32,733
Interest expense	(1,226)	(1,487)	(1,837)	(30,136)
	14,169	22,832	44,094	3,911,802

(Loss) income before income taxes	(127,276)	(26,174)	(351,692)	3,876,119

Provision for income taxes	—	—	—	1,278,000

Net (loss) income	(127,276)	(26,174)	(351,692)	2,598,119

Less preferred dividends	—	(5,000)	—	(10,425)

Net (loss) income applicable to common stockholders	$(127,276)	$(31,174)	$(351,692)	$2,587,694

Basic (loss) income per share	$(0.01)	$0.00	$(0.03)	$0.23

Diluted (loss) income per share	$(0.01)	$0.00	$(0.03)	$0.20

Weighted average common shares — Basic	13,319,685	11,368,088	13,152,745	11,070,122

Weighted average common shares — Diluted	13,319,685	11,368,088	13,152,745	13,167,853

See accompanying notes to financial statements.

PACIFICHEALTH LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(UNAUDITED)

	2007	2006
Cash flows from operating activities:
Net (loss) income	$(351,692)	$2,598,119
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	40,331	28,952
Allowance for doubtful accounts	6,000	6,000
Writedown of packaging inventory	49,135	—
Equity instrument based consulting expense	124,867	109,639
Gain on sale of patents and technology, net of expenses of $90,795	—	(3,909,205)
Provision for income taxes	—	1,278,000
Changes in operating assets and liabilities:
Increase in accounts receivable	(674,490)	(685,578)
(Increase) decrease in inventories	(918,079)	163,667
Increase in prepaid expenses	(28,096)	(58,570)
Increase in deposits	—	(20,472)
Increase (decrease) in accounts payable/accrued expenses	26,190	(1,040,432)
Increase (decrease) in deferred revenue	87,921	(29,835)
Net cash used in operating activities	(1,637,913)	(1,559,715)

Cash flows from investing activities:
Purchase of property and equipment	(116,573)	(52,145)
Proceeds from sale of patents and technology, net of expenses of $90,795	—	3,909,205
Net cash (used in) provided by investing activities	(116,573)	3,857,060

Cash flows from financing activities:
Issuance of notes payable	79,305	763,443
Repayments of notes payable	(45,190)	(825,326)
Repayments of convertible notes payable	—	(500,000)
Common stock issued	450,000	—
Proceeds from common stock options/warrants exercised	206,779	869,884
Net cash provided by financing activities	690,894	308,001

Net (decrease) increase in cash	(1,063,592)	2,605,346

Cash, beginning balance	2,564,038	138,487

Cash, ending balance	$1,500,446	$2,743,833

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,837	$30,136

Schedule of non-cash financing activity:
Conversion of 90,909 shares of Series A Preferred Stock into 909,091 shares of common stock	$—	$966,387

See accompanying notes to financial statements.

PACIFICHEALTH LABORATORIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(UNAUDITED)

1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions for Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2006.

On February 22, 2006, pursuant to an Asset Purchase Agreement of the same date, the Company sold to Mott’s LLP, a division of Cadbury Schweppes Americas Beverages (“CSAB”) the patents, trademarks, web sites, and other intellectual property related to its ACCELERADE and ENDUROX sports nutrition product lines for $4,000,000 in cash and potential future royalty payments. Simultaneously, the Company entered into a License Agreement with CSAB giving it the exclusive, royalty free right to continue to sell its sports nutrition products in powder, gel and pill form. Consequently, the Company will continue to sell its current sports nutrition products in the same manner as prior to the sale of the intellectual property assets.

The Company will receive royalty payments for a finite period following the launch of a product using the purchased assets, subject to an annual limitation on the amount of the royalty. There are no minimum royalties. CSAB launched a ready-to-drink (“RTD”) product in late June 2007.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimates. The significant estimates and assumptions made by the Company are in the area of revenue recognition as it relates to customer returns, inventory obsolescence, allowance for doubtful accounts, and valuation allowances for deferred tax assets, and valuation of equity instruments issued under Statement of Financial Accounting Standards (“ SFAS” ) No. 123R, “Share-Based Payment” ("SFAS 123R").

2. Revenue Recognition

Sales are recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and, (4) collectibility is reasonably assured. Sales are recorded net of incentives paid to customers.

The Company has a sales agreement with a significant customer for all products sold to this customer whereby all unsold product is subject to return provisions. The Company recognizes revenue when this major customer sells through its products to its consumers. At June 30, 2007, the Company has deferred $332,118 in revenues related to this customer. At December 31, 2006, the Company had deferred $244,197 in revenues related to this customer.

3. Inventories

As of June 30, 2007 and December 31, 2006, inventories consisted of the following:

	June 30, 2007 (Unaudited)	December 31, 2006
Raw materials	$367,839	$531,995
Work in process	—	77,771
Packaging supplies	73,172	41,378
Finished goods	2,184,435	1,165,188
Finished goods on consignment	156,773	96,943

	$2,782,219	$1,913,275

4. Stock Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123R which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including issuances of stock options to employees. Utilizing the Modified Prospective method, the Company recorded charges of $64,023 and $123,357, respectively, in the three- and six- months ended June 30, 2007, representing the effect on loss from continuing operations, loss before income taxes, and net loss. The impact of the adoption of 123R was to reduce basic earnings per share by $0.00 and $0.01, respectively, in the three- and six- months ended June 30, 2007. The Company recorded charges of $49,254 and $98,880, respectively in the three- and six- months ended June 30, 2006, representing the effect on (loss) income from continuing operations, (loss) income before income taxes, and net (loss) income. The impact of the adoption of 123R was to reduce basic earnings per share by $0.00 and $0.01, respectively, in the three- and six- months ended June 30, 2006.

The Company granted 6,000 stock options to employees and directors during the three months ended June 30, 2007 with an exercise price of $2.05 per share. These options vest ratably through the second quarter of 2009. These options were determined to have a total fair value of $10,254. The Company granted 26,000 stock options to employees and directors during the six months ended June 30, 2007 with exercise prices ranging from $2.05 to $2.14 per share. These options were determined to have a total fair value of $46,054. Compensation expense recognized during the three months ended June 30, 2007 amounted to $64,023. Compensation expense recognized during the six months ended June 30, 2007 amounted to $124,867. These amounts were charged to operations and added to paid-in capital in accordance with SFAS 123R. The Company granted no options to employees and directors during the three months ended June 30, 2006. The Company granted 508,000 options to employees and directors during the six months ended June 30, 2006. These options were determined to have a total fair value of $230,540. Compensation expense recognized during the three months ended June 30, 2006 amounted to $25,302. Compensation expense recognized during the six months ended June 30, 2006 amounted to $98,880. These amounts were charged to operations and added to paid-in capital in accordance with SFAS 123R. The total intrinsic value of options exercised during the three and six months ended June 30, 2007 was $0.

The Company granted no stock options to consultants during the three months ended June 30, 2007. The Company granted 1,000 stock options to a consultant during the six months ended June 30, 2007 that vested upon grant with an exercise price of $2.10 per share. These options were determined to have a fair value of $1,510 that was charged to operations and added to paid-in capital in the six month period ended June 30, 2007. In addition, 1,000 options previously issued to consultants expired during the first six months of 2007. The Company granted no stock options to consultants during the three months ended June 30, 2006. The Company granted 89,000 stock options to consultants during the six months ended June 30, 2006 that vested upon grant with an exercise price of $0.20 per share. These options were determined to have a fair value of $10,759 that was charged to operations and added to paid-in capital in the six-month period ended June 30, 2006.

A summary of employee options activity under our plans as of June 30, 2007 and changes during the six-month period then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance, January 1, 2007	2,011,500	$1.12
Granted during the period	26,000	$2.12
Exercised during the period	(17,000)	$0.72
Expired during the period	(33,000)	$3.80
Outstanding, June 30, 2007	1,987,500	$1.10	2.73	$2,658,495

Exercisable, June 30, 2007	1,259,834	$1.18	1.96	$1,627,676

The market value of the Company’s common stock as of June 30, 2007 was $2.37 per share.

Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value
Nonvested, January 1, 2007	942,000	$0.81
Granted during the period	26,000	$2.12
Vested during the period	(240,334)	$0.52
Forfeited during the period	—	—
Nonvested, June 30, 2007	727,666	$0.95

As of June 30, 2007, the total fair value of non-vested awards amounted to $509,820. The weighted average remaining period over which such options are expected to be recognized is 1.97 years.

The fair value of each option award during the three months ended June 30, 2007 is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table:

June 30, 2007
Expected volatility	106-119%
Weighted-average volatility	113%
Expected dividends	0.0%
Expected term (in years)	5
Risk-free rate	3.35-4.75%

5. Income Taxes

The Company has approximately $12,398,000 in federal and $671,000 in state net operating loss carryovers generated through December 31, 2006 that can be used to offset future taxable income in calendar years 2007 through 2026. The net operating loss carryovers will expire in the year 2015 through the year 2026. As of June 30, 2007, the Company has fully reserved for these net operating loss carryovers.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” - an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company adopted the provision of FIN 48 effective January 1, 2007. The adoption of FIN 48 had no material effect on the Company’s results of operations or financial position.

6. Concentration

The Company’s two largest customers accounted for approximately 17% and 17%, respectively, of net sales for the three months ended June 30, 2007 and the Company’s two largest customers accounted for approximately 17% and 17%, respectively, of net sales for the three months ended June 30, 2006.

The Company’s two largest customers accounted for approximately 18% and 14%, respectively, of net sales for the six months ended June 30, 2007 and the Company’s two largest customers accounted for approximately 21% and 18%, respectively, of net sales for the six months ended June 30, 2006. At June 30, 2007, amounts due from these two customers represented approximately 31% and 17%, respectively, of accounts receivable. At December 31, 2006, amounts due from these two customers represented approximately 27% and respectively, of accounts receivable.

Two suppliers accounted for approximately 70% and 25%, respectively, of total inventory purchases for the three months ended June 30, 2007 and two suppliers accounted for approximately 74% and 17%, respectively, of total inventory purchases for the three months ended June 30, 2006. Two suppliers accounted for approximately 64% and 20%, respectively, of total inventory purchases for the six months ended June 30, 2007 and two suppliers accounted for approximately 58% and 30%, respectively, of total inventory purchases for the six months ended June 30, 2006. At June 30, 2007, amounts due to these two vendors represented approximately 57% and 8%, respectively, of accounts payable and accrued expenses. At December 31, 2006, amounts due to these two vendors represented approximately 3% and 2%, respectively, of accounts payable and accrued expenses.

7. Equity Instruments

Stock Issued

During the three months ended June 30, 2007, the Company did not issue any additional shares of its common stock. During the six months ended June 30, 2007, the Company issued an additional 243,243 shares of its common stock as a result of a private sale of stock to a new director of the Company and an investment fund managed by another new director of the Company resulting in proceeds of $450,000.

Options and Warrants

During the three months ended June 30, 2007, 11,000 options and 39,510 warrants were exercised, resulting in proceeds of $27,775. During the six months ended June 30, 2007, 19,000 options and 313,413 warrants were exercised, resulting in proceeds of $206,779. Of these shares, 8,120 were issued pursuant to a cashless exercise feature.

8. Subsequent Event

Between July 1, 2007 and August 8, 2007, the Company has issued an additional 97,894 shares of its common stock as a result of the exercise of options and warrants, resulting in proceeds of $51,259. Of these shares, 21,418 were issued pursuant to a cashless exercise feature.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of PacificHealth Laboratories, Inc.

We have audited the accompanying balance sheets of PacificHealth Laboratories, Inc. as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PacificHealth Laboratories, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note A [10] to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”, applying the modified prospective method at the beginning of the year ended December 31, 2006.

Weiser LLP

New York, New York

March 12, 2007

PACIFICHEALTH LABORATORIES, INC.

Balance Sheets

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$2,564,038	$138,487
Accounts receivable, net of allowances of $31,000 and $19,000, respectively	502,234	187,835
Inventories (including consigned inventory of approximately $97,000 and $162,000, respectively)	1,913,275	1,309,779
Prepaid expenses	144,059	119,002
Deferred tax asset	—	1,278,000
Total current assets	5,123,606	3,033,103
Property and equipment, net	74,163	65,357
Deposits	10,895	20,393
TOTAL ASSETS	$5,208,664	$3,118,853

LIABILITIES
Current liabilities:
Notes payable	$44,327	$129,944
Accounts payable and accrued expenses	960,757	1,546,958
Deferred revenue	244,197	369,068
	1,249,281	2,045,970
Long-term liabilities:
Convertible notes payable—subordinated	—	500,000

Commitments

STOCKHOLDERS’ EQUITY
Preferred stock:
Series A, convertible, no par value; 90,909 shares authorized; 0 shares issued and outstanding at December 31, 2006 and 90,909 issued and outstanding at December 31, 2005	—	966,387
Common stock, $0.0025 par value, authorized 50,000,000 shares; issued and outstanding 12,776,690 shares at December 31, 2006 and 10,267,045 shares at December 31, 2005	31,942	25,667
Additional paid-in capital	17,867,945	15,790,335
Accumulated deficit	(13,940,504)	(16,209,506)
	3,959,383	572,883
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,208,664	$3,118,853

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Operations

	Years Ended December 31,
	2006	2005
Revenue:
Net product sales	$6,209,846	$5,444,558
Cost of goods sold:
Product sales	3,472,955	3,409,664
Write-down of inventory	—	93,255
	3,472,955	3,502,919
Gross profit	2,736,891	1,941,639
Operating expenses:
Selling, general and administrative	2,917,450	3,721,567
Research and development	196,020	195,242
Depreciation	50,905	64,638
	3,164,375	3,981,447
Loss before other income (expense) and income taxes	(427,484)	(2,039,808)
Other income (expense):
Gain on sale of patents/technology, net of expenses of $90,795	3,909,205	—
Interest income	96,697	4,456
Interest expense	(31,416)	(102,134)
	3,974,486	(97,678)
Income (loss) before income taxes	3,547,002	(2,137,486)
Provision (benefit) for income taxes	1,278,000	(1,503,410)
Net income (loss)	2,269,002	(634,076)
Less preferred dividends	(10,425)	(18,334)
Net income (loss) applicable to common stockholders	$2,258,577	$(652,410)

Net income (loss) per common share — basic	$0.19	$(0.06)

Net income (loss) per common share — diluted	$0.17	$(0.06)

Weighted average shares outstanding — basic	11,906,777	10,242,141

Weighted average shares outstanding — diluted	13,397,154	10,242,141

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2006 and 2005

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total
Balance, January 1, 2005			10,237,045	$25,592	$15,778,865	$(15,557,096)	$247,361
Fair value of stock options issued to non-employees					4,945		4,945
Fair value of stock issued to non-employees			30,000	75	6,525		6,600
Preferred stock issued	90,909	$1,000,000					1,000,000
Issuance costs related to preferred stock issuance		(51,947)					(51,947)
Accrued dividends on preferred stock		18,334				(18,334)	—
Net loss						(634,076)	(634,076)
Balance, December 31, 2005	90,909	966,387	10,267,045	25,667	15,790,335	(16,209,506)	572,883
Fair value of stock options issued					189,880		189,880
Preferred stock converted into common stock	(90,909)	(966,387)	909,091	2,273	964,114		—
Stock options/warrants exercised			1,600,554	4,002	923,616		927,618
Net income						2,269,002	2,269,002
Balance, December 31, 2006	—	$—	12,776,690	$31,942	$17,867,945	$(13,940,504)	$3,959,383

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Cash Flows

	Years Ended December 31,
	2006	2005
Cash flows from operating activities:
Net income (loss)	$2,269,002	$(634,076)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Deferred tax benefit	1,278,000	(1,278,000)
Depreciation	50,905	64,638
Allowance for doubtful accounts	12,000	12,000
Equity instrument-based consulting expense	189,880	11,545
Write-off of inventory	—	93,255
Gain on sale of patents/technology, net of expenses of $90,795	(3,909,205)	—
Changes in:
Accounts receivable	(326,399)	230,745
Prepaid expenses	(25,057)	96,089
Inventories	(603,496)	357,030
Deposits	9,498	14,003
Accounts payable and accrued expenses	(586,201)	(33,136)
Deferred revenue	(124,871)	(6,932)
Net cash used in operating activities	(1,765,944)	(1,072,839)
Cash flows from investing activities:
Purchase of property and equipment	(59,711)	(18,722)
Proceeds from sale of patents and technology, net of expenses of $90,795	3,909,205	—
Net cash provided by (used in) investing activities	3,849,494	(18,722)
Cash flows from financing activities:
Issuance of preferred stock	—	1,000,000
Fees in connection with issuance of preferred stock	—	(51,947)
Proceeds from common stock options/warrants exercised	927,618	—
Proceeds from issuance of convertible notes payable	—	500,000
Repayments of convertible notes payable	(500,000)	—
Proceeds of note payable	861,200	5,235,927
Repayment of note payable	(946,817)	(5,479,764)
Net cash provided by financing activities	342,001	1,204,216
Net increase in cash and cash equivalents	2,425,551	112,655
Cash and cash equivalents at beginning of year	138,487	25,832
Cash and cash equivalents at end of year	$2,564,038	$138,487
Supplemental disclosures of cash flow information:
Cash paid for interest	$48,082	$85,468
Cash paid for income taxes	$2,609	$2,115
Noncash investing activity:
Schedule of non-cash financing activity:
Conversion of 90,909 shares of Series A Preferred Stock into 909,091 shares of common stock	$966,387	$—
Accrued dividends on preferred stock	$—	$18,334

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

NOTE A - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

[1]	The Company:

The Company was incorporated in April 1995 to discover, develop, and commercialize nutritional products that are patentable and substantiated by well-controlled clinical trials conducted at leading university research centers. The Company’s principal areas of focus include sports performance, weight loss, and management of type II diabetes. The Company utilizes third-party contractors to manufacture all products.

On February 22, 2006, the Company sold the trademarks, technology, and patents for its sports nutrition brands, Accelerade® and Endurox® R4 ® to Mott’s LLP (“Mott’s”). Such patents were held by the Company’s CEO, Robert Portman, and assigned to the Company when such patents were issued. Under the terms of the agreement, the Company received a $4 million upfront payment and will receive a royalty based on future sales for a defined period. Simultaneously, the Company and Mott’s entered into a License Agreement giving the Company the exclusive, royalty-free right to continue to sell these products in powder, gel and pill form. Consequently, the Company will continue to market its current sports nutrition products in the same manner as prior to the sale of the intellectual property assets. The Company’s CEO is required to provide consulting services to Mott’s on an as-needed basis not to exceed 130 hours per year.

Under the Asset Purchase Agreement, the Company received $4,000,000 at closing and, if Mott’s launches a product using the purchased assets, the Company will receive royalty payments for a finite period following such launch, subject to an annual limitation on the amount of the royalty. There are no minimum royalties and there is no specific time by which Mott’s must launch a product, but the Company will have the option to repurchase the assets if a product is not launched within a time specified in the Asset Purchase Agreement.

The Company used a portion of the cash proceeds of this transaction to repay $277,067 owed under our accounts receivable facility, the $500,000 Convertible Note with interest held by Hormel, and $611,981 owed to our exclusive contract manufacturer, an affiliate of Hormel.

[2]	Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

[3]	Allowance for doubtful accounts:

Accounts receivable consist of trade receivables recorded at original invoice amount, less an estimated allowance for uncollectible accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade receivables are periodically evaluated for collectibility by considering a number of factors including the length of time an invoice is past due, the customers' credit worthiness and historical bad debt experience. Changes in the estimated collectibility of trade receivables are recorded in the results of operations for the period in which the estimate is revised. Trade receivables that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company generally does not require collateral for trade receivables.

[4]	Inventories:

Inventories are recorded at the lower of cost or market using the first-in, first-out ("FIFO") method. The Company determines its reserve for obsolete inventory by considering a number of factors, including product shelf life, marketability, and obsolescence.

[5]	Property and equipment:

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 2 to 5 years.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

[6]	Earnings (loss) per share:

Basic earnings (loss) per common share are computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The dilutive effect of the outstanding stock warrants and options is computed using the treasury stock method. For the year ended December 31, 2006, diluted income per share did not include the effect of 779,500 options outstanding as their effect would be anti-dilutive. For the year ended December 31, 2005, diluted loss per share did not include the effect of 2,125,500 options outstanding and 2,271,275 warrants outstanding, respectively, as their effect would be anti-dilutive. In addition, for the year ended December 31, 2005, shares for convertible preferred stock (909,091) and convertible notes payable (1,960,784) are not included in weighted average number of common shares as their effect would be anti-dilutive.

[7]	Revenue recognition:

Sales are recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and, (4) collectibility is reasonably assured. Sales are recorded net of incentives paid to customers.

In December 2003, the Company entered into a purchasing agreement with a significant customer for its strength training products whereby all unsold product is subject to a right of return provision if certain minimum levels of retail sales in a 12-month period of time from the date of initial sale are not achieved. In March 2005, its major customer informed the Company that they would discontinue carrying the Company’s strength training products. The Company and the customer agreed to a significant discount program in the second quarter of 2005 to transfer these products to the customer with no further recourse to the Company. Given the ongoing significant business relationship between the Company and the customer, the Company discounted product to the customer even though it was not contractually obligated to do so.

In April 2004, the Company entered into a purchasing agreement with the same significant customer for all other products sold to this customer whereby all unsold product is subject to return provisions identical or similar to the one disclosed above. Through December 31, 2004, in addition to the four criteria described above, the Company recognized revenue related to these products after analyzing retail sell-through data provided by the customer and the Company’s expectation of future customer sell-through trends. A new agreement was signed in April 2005 that increased minimum levels of retail sell-through requirements. Since January 1, 2005, the Company recognizes revenue when its major customer sells through its products to the consumer. This change was made due to the inability to accurately estimate future returns from this customer as the Company has previously agreed to accept returns/discounts of product from this customer that it was not contractually obligated to do so as well as because the Company entered into a new purchasing agreement with this customer that increased certain sell-through minimums. As of December 31, 2006 and 2005, shipments to this customer amounting to $244,197 and $369,068, respectively, have been reflected as deferred revenue in the Company’s balance sheet.

In the second quarter of 2005, we entered into an agreement with our major customer to resolve the status of certain products previously sold to this customer amounting to $597,781 and previously recorded as deferred revenue. In connection with this settlement, the customer agreed to accept $257,957 of inventory as final product purchases from us with no future obligations on behalf of the Company. As a result, $257,957 previously recorded as deferred was taken into revenue in 2005. In addition as of December 31, 2005, the Company has paid back $179,334 to this customer. The balance of $179,335, which is included in accounts payable and accrued expenses in the December 31, 2005 balance sheet, was repaid to the customer in equal monthly installments through June 2006.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

[8]	Research and development:

Costs of research and development activities are expensed as incurred.

[9]	Advertising costs:

Advertising costs are expensed as incurred. During 2006 and 2005, the Company recorded advertising expense of $104,705 and $603,376, respectively.

[10]	Stock-based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, “Share-Based Payment" ("SFAS 123R") which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, including issuances of stock options to employees. As a result of the adoption of SFAS 123R utilizing the Modified Prospective method, the Company recorded a charge of $176,261 in the year ended December 31, 2006, representing the effect on income from continuing operations, income before income taxes, and net income. The impact of the adoption of 123R was to reduce basic and diluted earnings per share by $0.02 and $0.01, respectively, in the year ended December 31, 2006.

For fiscal year 2005, the Company applied the intrinsic value method pursuant to APB Opinion No. 25 in accounting for its employee stock option plans and, accordingly, no compensation cost had been recognized in the financial statements in fiscal year 2005 for employee stock options, all of which had an exercise price equal to the fair value of the stock on the date of the grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123R, and amortized such costs over the vesting period, the Company's net loss for the year ended December 31, 2005 on a pro forma basis would have been increased as indicated below:

Year Ended December 31,
2005
Reported net loss applicable to common stockholders	$ (652,410)
Stock-based employee compensation determined under
the fair value-based method	(143,113)
Pro forma net loss	$ (795,523)

Basic and diluted net loss per share:
As reported	$ (0.06)
Pro forma	$ (0.08)

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model with a volatility ranging from 102% to 117% for 2006 and from 100% to 103% for 2005, expected life of the options of 5 years, risk-free interest rate of approximately 5% in 2006 and 3% in 2005 and a dividend yield of 0%. The weighted average fair values of options granted during the years ended December 31, 2006 and 2005 were $0.80 and $0.19, respectively.

[11]	Segment information:

The Company operates in one business segment: the design, development and marketing of dietary and nutritional supplements that enhance health and well-being.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

[12]	Income taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the differences between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse. Any resulting deferred tax asset is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

[13]	Impairment of long-lived assets:

Long-lived assets, to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable using expected future undiscounted cash flows. When required, impairment losses on assets to be held and used are recognized based on the excess of the assets' carrying amount over their fair values as determined by selling prices for similar assets or application of other appropriate valuation techniques. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs.

[14]	Comprehensive income (loss):

The Company does not have any comprehensive income (loss) items at December 31, 2006 and 2005.

[15]	Recent accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company has determined that the impact of the adoption of FIN 48 has no material effect on the results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing SFAS 157 to determine its impact and any material effect of its adoption.

[16]	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimates. The significant estimates and assumptions made by the Company are in the areas of revenue recognition, inventory obsolescence, allowance for doubtful accounts, and valuation allowances for deferred tax assets.

NOTE B - INVENTORIES

Inventories, which are held at third-party warehouses and on consignment with customers, consist of the following and include obsolescence reserves of $545,648 at December 31, 2006 and $723,972 at December 31, 2005 which are netted against finished goods at third party warehouse:

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

	2006	2005
Raw materials (at contract manufacturer)	$531,995	$102,587
Work in process (at contract manufacturer)	77,771	8,847
Packaging supplies (at third party warehouse)	41,378	46,880
Finished goods (at third party warehouse)	1,165,188	989,814
Finished goods (on consignment)	96,943	161,651
	$1,913,275	$1,309,779

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2006	2005
Furniture and equipment	$431,624	$388,414
Molds and dies	137,327	120,826
	568,951	509,240
Less accumulated depreciation	494,788	443,883
	$74,163	$65,357

Depreciation expense aggregated $50,905 and $64,638 for the years ended December 31, 2006 and 2005, respectively.

NOTE D - NOTES PAYABLE

Included in notes payable at December 31, 2006 and 2005 is $-0- and $74,000 pursuant to the Company's $1,000,000 asset based credit facility. This facility was collateralized by substantially all of the assets of the Company. The amount of available credit was based on the value of the Company’s eligible receivables from time to time. Eligible receivables included those receivables that had payment terms equal to or less than 45 days or had been outstanding for less than 90 days. This credit facility bore interest at a rate of prime plus 1.75% as well as a 0.75% discount rate on all advances. The receivables were financed with recourse. On February 22, 2006, with the proceeds of the sale of our sports drink assets to Mott’s, we repaid this facility in full and terminated it (see Note A [1] – The Company and Significant Accounting Policies).

In addition, the Company has notes payable as follows:

	2006	2005
Installment note payable to insurance finance company due in monthly installments of $7,104, including interest at 6.50% through February 2007	$7,104	$—
Installment note payable to insurance finance company due in monthly installments of $3,722, including interest at 7.53% through October 2007	37,223	—
Installment note payable to insurance finance company due in monthly installments of $8,235, including interest at 5.57% through January 2006	—	8,197
Installment note payable to insurance finance company due in monthly installments of $4,913, including interest at 6.50% through September 2006	—	47,649
	$44,327	$55,846

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

NOTE E - CONVERTIBLE NOTES PAYABLE

On August 24, 2005, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Hormel. Pursuant to the Purchase Agreement, Hormel loaned the Company the principal amount of $500,000 in exchange for a Secured Convertible Promissory Note, which amount would accrue interest at a rate of 8% per annum (the “Note”). The outstanding principal balance under the Note and any accrued but unpaid interest thereon was due and payable on August 24, 2007 to the extent that Hormel had not exercised certain conversion rights under the Note. In the event we defaulted, interest on the outstanding principal balance would accrue at the rate of 10% per annum. The Note was collateralized by a subordinated lien on and security interest on the Company’s assets pursuant to the terms of a Security Agreement between the Company and Hormel dated August 24, 2005. As additional consideration for the loan, Hormel had the right at Hormel’s option to convert the outstanding principal amount and accrued and unpaid interest of the Note into shares of the common stock of the Company (the “Common Stock”), at a price per share equal to the product of (x) the weighted average closing price of the Common Stock for the five trading days preceding the notice of conversion of the Note and (y) 0.85. Hormel agreed that it would not convert the Note if such conversion would cause Hormel, together with its affiliates, to beneficially own, on an as-converted basis, more than 9.9% of the shares of Common Stock then outstanding. However, Hormel had the ability to waive this limitation by providing written notice of such waiver to the Company with the waiver to be effective seventy-five days after receipt. On February 22, 2006, the Company repaid the principal and accrued interest of this Note in full. (See Note A [1] – The Company and Significant Accounting Policies.)

NOTE F - STOCKHOLDERS' EQUITY

The total number of shares of all classes of stock which the Company has authority to issue is 51,000,000 shares, consisting of (a) fifty million (50,000,000) shares of common stock, par value $.0025 per share, and (b) one million (1,000,000) shares of preferred stock, par value $.01 per share. The preferred stock may be issued in one or more series, and may have such voting powers, full or limited, or no voting powers, and such designations and preferences as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors of the Company, from time to time.

On January 28, 2005, the Company entered into a Series A Preferred Stock Purchase Agreement and related agreements with Hormel HealthLabs, LLC (“Hormel”) pursuant to which the Company issued and sold 90,909 shares of Series A Preferred Stock for an aggregate purchase price of $1,000,000 or $11.00 per share. The Series A Preferred Stock issued to Hormel was convertible into an aggregate 909,091 shares of common stock, subject to adjustment. The Series A Preferred Stock was converted on June 23, 2006.

NOTE G - COMMITMENTS

[1]	Employment agreement:

The Company entered into an employment extension agreement on September 1, 2004, with the CEO of the Company that provides for minimum annual compensation of $275,000 which expired on December 31, 2006 and renewed as of January 1, 2007 for minimum compensation of $295,000. As of December 31, 2005, $50,000 of this annual compensation was accrued and the Company paid this amount in 2006. In the event of a change in control, as defined in the employment agreement, the CEO shall be paid, as additional compensation, a lump sum equal to his annual base salary in effect immediately prior to the change in control. If the CEO is terminated without cause, as defined in the employment agreement, the Company shall pay the CEO, at the time of termination, an amount equal to the base salary which would have been paid during a period beginning on the date of termination of employment and ending on the later of the scheduled termination date, as defined in the employment agreement, or the first anniversary of the termination date.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

[2]	Lease:

The Company had a lease agreement for office space that was set to expire June 2007. The lease provided for the rental of 5,500 square feet. This lease was renewed in November 2006 for an additional 5 years, expiring June 2012.

The future minimum lease payments due under the lease is as follows:

Years Ending December 31,
2007	$118,125
2008	140,250
2009	140,250
2010	143,000
2011	148,500
2012	75,625
$765,750

Rent expense amounted to $136,125 and $129,965 in 2006 and 2005, respectively.

NOTE H - STOCK OPTION PLANS AND WARRANTS

The Company has two stock option plans (the “Plans") under which 957,000 shares of common stock are reserved for issuance under the Plans. In 1995, the Company established an incentive stock option plan (the “Plan") in which options to purchase the common stock of the Company may be awarded to employees. In 2000, the Company established another stock option plan to increase the number of options under the Plans.

Stock options may be granted as either incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code"), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above 100% of the fair market value of the common stock on the date of grant. Incentive stock option plan awards of restricted stock are intended to qualify as deductible performance-based compensation under Section 162(m) of the Code. Incentive stock option awards of unrestricted stock are not designed to be deductible by the Company under Section 162(m). The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. The options have a maximum term of 5 years and outstanding options expire at various times through December 2011. Vesting ranges from immediate to over five years.

Stock option transactions for employees during 2006 and 2005 were as follows:

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, January 1, 2005	2,832,500	1,801,500	$0.313–$4.34	$1.20
Granted/vested during the year	—	395,500	$0.65–$2.79	$1.25
Expired during the year	(862,500)	(450,000)	$0.65–$3.77	$1.33

Balance, December 31, 2005	1,970,000	1,747,000	$0.313–$4.34	$1.11
Granted/vested during the year	913,000	193,000	$0.20–$1.13	$0.81
Exercised during the year	(648,000)	(648,000)	$0.313–$1.00	$0.46
Expired during the year	(223,500)	(222,500)	$0.20–$4.34	$1.63

Balance, December 31, 2006	2,011,500	1,069,500	$0.20–$3.80	$1.12
Aggregate Intrinsic Value, December 31, 2006	$647,655	$330,125

The market value of the Company’s common stock as of December 31, 2006 was $1.15 per share.

As of December 31, 2006, the total fair value of non-vested awards amounted to $515,151. The weighted average remaining period over which such options are expected to be recognized is 2.39 years.

Information with respect to employee stock options outstanding and employee stock options exercisable at December 31, 2006 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.31—$2.00	1,678,500	3.59	$0.77	736,500	$0.73
$2.01—$4.00	333,000	0.94	$2.89	333,000	$2.89
	2,011,500	3.15	$1.12	1,069,500	$1.40

In addition to options granted to employees under the Plans, the Company issued stock and stock options pursuant to contractual agreements to non-employees. Stock and stock options granted under these agreements are expensed when the related service or product is provided. The Company used the Black-Scholes method of valuing stock options to recognize an expense of $13,619 and $11,545 for such stock and stock options issued in 2006 and 2005, respectively.

Stock option transactions for non-employees during 2006 and 2005 were as follows:

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, January 1, 2005	217,375	217,375	$0.31—$6.30	$2.01
Granted/vested during the year	25,500	25,500	$0.20—$0.28	$0.26
Expired during the year	(87,375)	(87,375)	$1.06—$3.50	$2.29
Balance, December 31, 2005	155,500	155,500	$0.20—$6.30	$1.57
Granted/vested during the year	90,500	90,500	$0.20—$1.23	$0.23
Exercised during the year	(58,000)	(58,000)	$ 0.20	$0.20
Expired during the year	(97,500)	(97,500)	$0.89—$6.30	$1.34
Balance, December 31, 2006	90,500	90,500	$0.20—$4.88	$1.35

Information with respect to non-employee stock options outstanding and non-employee stock options exercisable at December 31, 2006 is as follows:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price
$0.20—$2.00	70,000	2.45	$0.38
$4.01—$6.30	20,500	0.29	$4.67
	90,500	1.96	$1.35

Stock warrant transactions during 2006 and 2005 were as follows:

	Warrants	Exercise Price Per Common Share	Weighted Average Exercise Price Per Common Share
Balance, January 1, 2005	2,293,275	$0.63—$3.44	$0.70
Expired during the year	(22,000)	$3.44	$3.44
Balance, December 31, 2005	2,271,275	$0.63—$0.88	$0.67
Exercised during the year	(919,565)	$0.63—$0.85	$0.72
Balance, December 31, 2006	1,351,710	$0.63—$0.88	$0.64

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

NOTE I - INCOME TAXES

The difference between the statutory federal income tax rate on the Company's pre-tax income (loss) and the Company's effective income tax rate is summarized as follows:

	2006		2005
	Amount	Percent	Amount	Percent

U.S. federal income tax provision (benefit) at federal statutory rate	$1,241,450	35%	$(748,120)	35%
Effect of state taxes, net of federal benefit	212,820	6%	(128,249)	6%
Change in valuation allowance	(11,000)	0%	(597,000)	28%
Other	(165,270)	(5%)	(30,041)	1%
	$1,278,000	36%	$(1,503,410)	70%

Included in the other component is the utilization of net operating losses in excess of the expected amount as recorded as of December 31, 2005.

At December 31, 2006, the Company has approximately $12,398,000 in federal and $671,000 in state net operating loss carryovers that can be used to offset future taxable income. The net operating loss carryforwards begin to expire in the year 2015 through the year 2026.

The components of the Company's deferred tax assets are as follows:

	2006	2005
Net operating loss carryforwards	$4,380,000	$5,653,000
Inventory reserve	224,000	289,000
Other	49,000	—
Valuation allowance	(4,653,000)	(4,664,000)
Deferred tax asset	$–0–	$1,278,000

During 2005, the Company sold $2,939,596 of its New Jersey net operating losses. The amount received from this sale was approximately $225,000.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

NOTE J - CONCENTRATIONS OF CREDIT RISKS, MAJOR CUSTOMERS, AND MAJOR VENDORS

[1]	Concentrations of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade accounts receivable.

The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in a single financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregated approximately $2,500,000 at December 31, 2006 that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit. The financial institution has a strong credit rating, and management believes that credit risk relating to these deposits is minimal.

The Company does not require collateral on its trade accounts receivable. Historically, the Company has not suffered significant losses with respect to trade accounts receivable.

[2]	Fair value of financial instruments:

Cash, cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values due to the short-term maturity of these instruments.

[3]	Major customers:

For the years ended December 31, the Company had revenue from two customers that accounted for approximately 20% and 19% in 2006 and 30% and 20% in 2005, of net revenue. Accounts receivable outstanding related to these customers at December 31, 2006 and 2005 were $207,235 and $0, respectively. Deferred revenue from one of these customers was $244,197 as of December 31, 2006 and $369,069 as of December 31, 2005. Such amounts are included in the accompanying balance sheet. The loss of these customers, a significant reduction in purchase volume by these customers, or the financial difficulty of such customers, for any reason, could significantly reduce our revenues. We have no agreement with or commitment from either of these customers with respect to future purchases.

[4]	Major vendors:

Two suppliers accounted for approximately 54% and 18%, respectively, of total inventory purchases for the year ended December 31, 2006 and three suppliers accounted for 52%, 26%, and 13%, respectively, of total inventory purchases for the year ended December 31, 2005. At December 31, 2006, amounts due to two vendors represented approximately 25% and 20%, respectively, of accounts payable and accrued expenses. At December 31, 2005, amounts due to one vendor represented approximately 42% of accounts payable and accrued expenses.

NOTE K - SEGMENT AND RELATED INFORMATION

At 2006 and 2005, the Company has one reportable segment:

Dietary and nutritional supplements.

The following table presents revenues by region:

	2006	2005
United States	$5,751,148	$5,005,765
Canada	178,556	201,359
Other	280,142	237,434
Total	$6,209,846	$5,444,558

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements

December 31, 2006 and 2005

Product sales for the years ended December 31, 2006 and 2005 are net of credits of $216,177 and $499,202, respectively, for marketing promotions, customer rebates, and returns of certain products. These credits primarily relate to the sports performance product line.

NOTE L - RELATED PARTY TRANSACTIONS

In connection with the Hormel preferred stock agreement, the Company entered into an Exclusive Manufacturing Agreement with a subsidiary of Hormel. The initial term of the agreement was for one year commencing on January 28, 2005 and was extended until January 28, 2007 as part of the convertible note transaction. During the years 2006 and 2005, the Company purchased approximately $1,991,000 and $1,194,000, respectively, of finished goods from this Hormel subsidiary. At December 31, 2006 and December 31, 2005, the Company owed this Hormel subsidiary approximately $195,000 and $645,000, respectively, that has been included on the balance sheet in accounts payable and accrued expenses.

NOTE M - SUBSEQUENT EVENTS

[1]	Common Stock:

Between January 1, 2007 and March 12, 2007, the Company issued an additional 253,165 shares of its common stock as a result of the exercise of options and warrants, resulting in proceeds of approximately $162,000.

Between January 1, 2007 and March 12, 2007, the Company issued an additional 243,243 shares of its common stock as a result of private sale of stock to two new directors of the Company resulting in proceeds of $450,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of us if it is determined that such person acted in accordance with the applicable standard of conduct. Article NINTH of our certificate of incorporation, as amended, provides for the indemnification of directors and officers to the full extent permitted by Delaware law.

Our certificate of incorporation, as amended, contains a provision permitted by Delaware law which eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of our certificate of incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

Our amended and restated bylaws contains a provision that provides for the indemnification of any individual who was, is, or is threatened to be made a party, by reason of the fact that the individual is a director or officer of ours or serves in a similar role, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Pursuant to this provision, the individual is indemnified against all expenses, liability and loss actually and reasonably incurred to the extent such individual is not otherwise indemnified and to the extent such indemnification is permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act may be allowed to our directors, officers and controlling persons under the forgoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 25.	Other Expenses of Issuance and Distribution*

The following table sets forth all estimated costs and expenses expected to be incurred by us in connection with the issuance and distribution of the securities being registered. We are paying all expenses and fees customarily paid by an issuer in connection with the registration of these securities. The Selling Stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of these securities.

Securities and Exchange Commission Registration Fee	$344
Blue sky Fees and Expenses	$5,000
Printing and Shipping Expenses	$3,000
Legal fees and Expenses	$7,500
Accounting Fees and Expenses	$13,500
Transfer and Miscellaneous Expenses	$1,000

Total	$30,344

* All expenses are estimated except the Securities and Exchange Commission filing fee.

ITEM 26.	Recent Sales of Unregistered Securities

We sold the following securities in the past three years in transactions not registered under the Securities Act:

On February 16, 2007, we sold an aggregate of 243,243 shares of our Common Stock, $.0025 par value (the “Shares”), to our new director Marc Particelli and to the Aquifer Opportunity Fund, L.P. that is managed by new director Adam Mizel for an aggregate purchase price of $450,000. The purchase price of $1.85 per share was based on the 10-day average closing price as of February 15, 2007. The Shares were issued pursuant to the terms and conditions of a Stock Purchase Agreement, dated February 22, 2007 entered into with Aquifer Opportunity Fund, L.P. and Mr. Particelli. Pursuant to the terms of the Purchase Agreement the holders of the Shares are entitled to piggyback registration rights and demand registration rights in the event Mr. Mizel is no longer a director.

On August 24, 2005, we entered into a Securities Purchase Agreement with Hormel Health Labs, LLC. Pursuant to the Securities Purchase Agreement, Hormel loaned us the principal amount of $500,000 in exchange for our secured convertible promissory note, which amount accrued interest at a rate of 8% per annum. The outstanding principal balance under the note and any accrued but unpaid interest thereon was due and payable on August 24, 2007 to the extent that Hormel had not exercised certain conversion rights under the note. On February 22, 2006, we repaid the principal and accrued interest on the note in full.

On January 28, 2005, we issued and sold 90,909 shares of our Series A Convertible Preferred Stock to Hormel Health Labs, LLC, for an aggregate purchase price of $1,000,000, or $11.00 per share. Subject to certain adjustments, each share of Series A Preferred Stock was convertible at the option of the holder into ten shares of our Common Stock. Hormel acquired the 909,091 shares of our Common Stock upon its conversion of the 90,909 shares of our Series A Convertible Preferred Stock purchased pursuant to the Series A Preferred Stock Purchase Agreement described in the prospectus under “Certain Relationship and Related Transactions.”

ITEM 27.	Exhibits

Exhibit Number ________	Description of Exhibit(1) _____________________
3(i)(a)

Certificate of Incorporation of PacificHealth Laboratories, Inc. and all amendments thereto (incorporated by reference to Exhibit 3.1 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 (Registration No. 333-36379) filed September 25, 1997)

3(i)(b)

Certificate of Amendment of Certificate of Incorporation of PacificHealth Laboratories, Inc. (incorporated by reference to Exhibit 3.3 to PacificHealth Laboratories, Inc.’s Annual Report on Form 10-KSB filed March 31, 2003)

3(i)(c)	Certificate of Designations for Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed January 24, 2005)

3(i)(d)

Certificate of Designations for Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on April 28, 2005 (incorporated by reference to Exhibit 3(i) to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed May 4, 2005)

3(ii)

Amended and Restated Bylaws of PacificHealth Laboratories, Inc. (incorporated by reference to Exhibit 3.2.1 to PacificHealth Laboratories, Inc.’s Amendment No. 3 to Registration Statement on Form SB-2/A filed December 17, 1997)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to PacificHealth Laboratories, Inc.’s Amendment No. 3 to Registration Statement on Form SB-2/A filed December 17, 1997)
4.2.1

Form of Securities Purchase Agreement entered into among PacificHealth Laboratories, Inc. and Certain of the Selling Stockholders dated August 26, 2003 (incorporated by reference to Exhibit 4.4 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 filed September 29, 2003)

4.2.2

Form of Registration Rights Agreement entered into among PacificHealth Laboratories, Inc. and Certain of the Selling Stockholders dated August 26, 2003 (incorporated by reference to Exhibit 4.5 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 filed September 29, 2003)

4.2.3

Form of Warrant issued to Certain of the Selling Stockholders in connection with Exhibit 4.2.1 on August 26, 2003 (incorporated by reference to Exhibit 4.6 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 filed September 29, 2003)

4.3

Stock Purchase Agreement dated June 1, 2001, by and between PacificHealth Laboratories, Inc. and Glaxo Wellcome International B.V. (incorporated by reference to Exhibit 4.1 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed June 14, 2001)

4.4

Certificate of Designations for Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on April 28, 2005 (incorporated by reference to Exhibit 3(i) to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed on May 4, 2005)

Exhibit Number ________	Description of Exhibit(1) _____________________
5	Opinion of Eckert Seamans Cherin & Mellott, LLC (including consent) (previously filed)
10.1

Incentive Stock Option Plan of 1995 (incorporated by reference to Exhibit 10.1 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 (Registration No. 333-36379) filed September 25, 1997)

10.2

Strategic Alliance Agreement between PacificHealth Laboratories, Inc. and the Institute of Nutrition and Food Hygiene (incorporated by reference to Exhibit 10.3 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 (Registration No. 333-36379) filed September 25, 1997)

10.3

Exclusive Licensing Agreement between PacificHealth Laboratories, Inc. and the Institute of Nutrition and Food Hygiene (incorporated by reference to Exhibit 10.4 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 (Registration No. 333-36379) filed September 25, 1997)

10.4	Shareholders Agreement (incorporated by reference to Exhibit 10.5 to PacificHealth Laboratories, Inc.’s Registration Statement on Form SB-2 (Registration No. 333-36379) filed September 25, 1997)
10.5	2000 Incentive Stock Option Plan (incorporated by reference to Exhibit A to PacificHealth Laboratories, Inc.’s Definitive Proxy Statement on Schedule 14A filed July 11, 2000)
10.6	Employment Agreement between PacificHealth Laboratories, Inc. and Robert Portman dated January 1, 2007 (filed herewith )
10.7

Asset Purchase Agreement dated February 22, 2006, by and between PacificHealth Laboratories, Inc. and Mott’s LLP (redacted, subject to request for confidential treatment) (incorporated by reference to Exhibit 10.8 to PacificHealth Laboratories, Inc.’s Annual report on Form 10-KSB filed March 31, 2006)

10.8

License Agreement dated February 22, 2006, by and between PacificHealth Laboratories, Inc. and Mott’s LLP (redacted, subject to request for confidential treatment) (incorporated by reference to Exhibit 10.9 to PacificHealth Laboratories, Inc.’s Annual Report on Form 10-KSB filed March 31, 2006)

10.9

Consulting, License and Noncompetition Agreement dated February 22, 2006, by and between PacificHealth Laboratories, Inc., Mott’s LLP and Robert Portman (redacted, subject to request for confidential treatment) (incorporated by reference to Exhibit 10.10 to PacificHealth Laboratories, Inc.’s Annual Report on Form 10-KSB filed March 31, 2006)

10.10	Option Certificate for grant to Robert Portman (incorporated by reference to Exhibit 10.1 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed December 19, 2006)
10.11

Option Certificate for grant to Stephen Kuchen under PacificHealth Laboratories, Inc. 1995 Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed December 19, 2006)

10.12

Stock Purchase Agreement dated as of February 27, 2007, by and between PacificHealth Laboratories, Inc., Aquifer Opportunity Fund, L.P. and Marc Particelli (incorporated by reference to Exhibit 10.1 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed February 27, 2007)

Exhibit Number ________	Description of Exhibit(1) _____________________
10.13	Option Certificate for grant to Adam Mizel (incorporated by reference to Exhibit 10.2 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed February 27, 2007)

10.14	Option Certificate for grant to Marc Particelli (incorporated by reference to Exhibit 10.3 to PacificHealth Laboratories, Inc.’s Current Report on Form 8-K filed February 27, 2007)

23.1	Consent of Weiser LLP (filed herewith)

23.2	Consent of Eckert Seamans Cherin & Mellott, LLC (included in Exhibit 5)
24	Power of Attorney (included on Signature Page)
(1) In the case of incorporation by reference to documents filed by the Registrant under the Exchange Act, the Registrant’s file number under the Exchange Act is 000-23495.

ITEM 28.	Undertakings

The undersigned registrant hereby undertakes that it will:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2)

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be allowed to the directors, officers and controlling persons of the undersigned statement under the forgoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2/A and authorized this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, in the City of Matawan, State of New Jersey, on October 2, 2007.

PACIFICHEALTH LABORATORIES, INC.

By: /s/ Robert Portman

Name: Robert Portman

Title: President and Chief Executive Officer, Principal Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen B. Kuchen and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for such person and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Robert Portman	President, Chief Executive Officer	October 2, 2007
------------------------------------------------	Chief Scientific and Chairman of the Board
Robert Portman	of Directors (Principal Executive Officer)

/s/ Stephen P. Kuchen	Chief Financial Officer, Chief Operating	October 2, 2007
------------------------------------------------	Officer, Treasurer, Secretary and Director
Stephen P. Kuchen	(Principal Financial Accounting Officer)

/s/ David I. Portman	Director	October 2, 2007

------------------------------------------------

David I. Portman

/s/ Michael Cahr	Director	October 2, 2007

------------------------------------------------

Michael Cahr

/s/ Adam Mizel	Director	October 2, 2007

------------------------------------------------

Adam Mizel

/s/ Marc Particelli	Director	October 2, 2007

------------------------------------------------

Marc Particelli